EXHIBIT 99.1

This description of Hydro-Québec is dated as of April 5, 2024 and appears as Exhibit 99.1 to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2023.

This document may be delivered to you at any time but you should assume that the information herein is accurate only as of April 5, 2024, unless otherwise indicated. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2023 (the “Annual Report”). Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may access any document we file with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, which is commonly known by the acronym EDGAR, on the SEC’s website at http://www.sec.gov.

This document is available on our website at www.hydroquebec.com. However, any other information available on our website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit. You may request a copy of these filings at no cost by writing to Hydro-Québec at Documentation_finance@hydro.qc.ca.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate,” “believe,” “expect,” “forecast,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates or the effects of adverse weather conditions or phenomena such as the COVID-19 pandemic. In particular, statements about our expectations regarding our generation, transmission and distribution capabilities are subject to a number of factors, including, without limitation, the impact of weather events on our facilities and production capacity, the capacity of our partners to supply energy to us pursuant to long-term contracts, our ability to manage our reservoir storage and the accuracy of our reserve estimates. Statements about our forecasted capital expenditures and the impact on our operations are subject to a number of factors, including, without limitation, the sufficiency of budgeted capital expenditures in carrying out our planned activities, the results of environmental impact assessment studies, our ability to access capital on favourable terms and management’s assumptions regarding future requirements for the continued investment in and modernization of our generation, transmission and distribution facilities. Statements about our outlook on electricity sales are subject to a number of factors, including, without limitation, the demand for electricity in Quebec and in our principal export markets, our ability to source sufficient energy capacity to meet changing demand, the impact of temperatures and other weather events on the demand for electricity, export market prices for electricity, changes in domestic and international policies and regulations and the success of our long-term capital projects. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average spot exchange rates for the U.S. dollar, in which some debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2019	2020	2021	2022	2023	2024[a]
United States Dollar	$1.3270	$1.3410	$1.2536	$1.3017	$1.3496	$1.3457

a)	Monthly average through the end of February 2024.

Source: Bloomberg L.P.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC’S MAJOR FACILITIES

Generating station rated 245 MW or more
Hydro
Thermal
Other facilities
735-kV substation
735-kV line
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Eastmain-1
Bernard-Landry
1927 Privy Council border (not final)
Churchill Falls
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
René-Lévesque
Outardes-4
Outardes-3
Outardes-2
Jean-Lesage
Péribonka
Bersimis-1
Bersimis-2
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Trenche
Beaumont
La Tuque
Québec
Bécancour
Carillon
Montréal
Beauharnois
ONTARIO
Toronto
Lake Ontario
Îles de la Madeleine
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
MAINE
VERMONT
NEW HAMPSHIRE
UNITED STATES
NEW YORK
MASSACHUSETTS
CONNECTICUT
R.I.
PENNSYLVANIA
NEW JERSEY
New York
Boston
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0 75 150 km
Lambert, NAD83
80°
75°
70°
65°
55°
50°
45°
40°

FIVE-YEAR REVIEW

Consolidated and Selected Financial Information

	Years ended December 31
	2019	2020	2021	2022	2023
$M
OPERATIONS

Revenue	14,021	13,594	14,526	16,567	16,086

Expenditure
Operations	2,818	3,146	3,288	3,844	4,132
Other components of employee future benefit cost	(557)	(494)	(743)	(1,020)	(689)
Electricity purchases	2,227	2,204	2,169	2,834	2,645
Depreciation and amortization	2,782	2,694	2,689	2,828	3,089
Taxes	1,133	1,138	1,191	1,230	1,217
	8,403	8,688	8,594	9,716	10,394

Income before financial expenses	5,618	4,906	5,932	6,851	5,692

Financial expenses	2,695	2,603	2,368	2,294	2,404

Net income	2,923	2,303	3,564	4,557	3,288

DIVIDEND	2,192	1,727	2,673	3,418	2,466

BALANCE SHEET SUMMARY
Total assets	78,563	80,895	82,698	89,374	92,668
Long-term debt, including current portion	45,767	48,413	49,698	51,541	55,155
Equity	21,448	21,322	23,260	26,877	27,527

INVESTMENTS AFFECTING CASH
Property, plant and equipment and intangible assets	3,548	3,366	4,223	4,271	4,898

FINANCIAL RATIOS
Return on equity[a]	12.4%	9.5%	14.3%	17.6%	12.2%
Capitalization[b]	32.3%	31.0%	32.0%	34.6%	33.7%
Profit margin[c]	20.8%	16.9%	24.5%	27.5%	20.4%
Interest coverage[d]	2.07	1.89	2.52	2.94	2.25
Self-financing[e]	49.0%	12.9%	52.7%	55.4%	47.5%

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.

b)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue.

d)	Sum of income before financial expenses and net investment income divided by interest on debt securities.

e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities—excluding acquisitions and disposals of short-term investments and sinking fund securities—and repayment of long-term debt.

FIVE-YEAR REVIEW (CONTINUED)

Operating Statistics
	Years ended December 31
	2019	2020	2021	2022	2023
GWh
Electricity sales
In Québec, by segment
Residential	70,688	68,647	67,572	70,941	68,221
Commercial, institutional and small industrial	47,894	45,146	46,157	47,983	47,571
Large industrial	50,358	52,096	55,779	55,357	55,087
Other	5,640	5,557	5,721	6,279	6,450
	174,580	171,446	175,229	180,560	177,329
Outside Québec
Canada and United States	34,789	32,397	36,190	35,634	23,001
Total electricity sales	209,369	203,843	211,419	216,194	200,330

$M
Revenue from electricity sales
In Québec, by segment
Residential	5,752	5,535	5,522	5,974	5,852
Commercial, institutional and small industrial	4,056	3,853	3,957	4,205	4,406
Large industrial	2,279	2,208	2,498	2,674	2,852
Other	342	333	342	378	405
	12,429	11,929	12,319	13,231	13,515
Outside Québec
Canada and United States	1,571	1,466	1,826	2,912	2,365
Total revenue from electricity sales	14,000	13,395	14,145	16,143	15,880

As at December 31
Number of customer accounts
In Québec, by segment
Residential	4,032,426	4,076,286	4,128,692	4,178,346	4,223,163
Commercial, institutional and small industrial	319,225	321,562	323,501	325,498	327,790
Large industrial	186	189	193	194	201
Other	4,705	4,763	4,812	4,868	4,938
Total customer accounts	4,356,542	4,402,800	4,457,198	4,508,906	4,556,092

FIVE-YEAR REVIEW (CONTINUED)

Operating Statistics (Continued)
	Years ended December 31
	2019	2020	2021	2022	2023
MW
Installed capacity – Québec
Hydroelectric	36,700	36,687	36,694	36,882	36,885
Thermal	543	544	544	547	541
Photovoltaic	-	-	10	10	10
	37,243	37,231	37,248	37,439	37,436	[a]
Installed capacity – United States
Hydroelectric	-	-	30	30	619	[b]
Total installed capacity	37,243	37,231	37,278	37,469	38,055

GWh
Total energy requirements[c]	229,959	223,869	231,913	235,717	217,217

MW
Peak power demand in Québec[d]	36,160	36,450	40,537	42,601	36,590

km*
Lines (overhead and underground)
Transmission	34,802	34,826	34,775	34,678	34,922
Distribution	225,304	226,752	226,949	227,796	228,568
Total lines (overhead and underground)	260,106	261,578	261,724	262,474	263,490

a)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 44 wind farms (3,933 MW) and 55 hydroelectric generating stations (706 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 525 MW are available under long-term contracts.

b)	Includes added installed capacity of 589 MW stemming from the acquisition of GRH in 2023.

c)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.

d)

The 2023 figure is the best estimate as at April 5, 2024. The values indicated reflect demand at the annual domestic peak for the winter beginning in December. The 2023–2024 winter peak occurred at 8:00 a.m. on January 19, 2024.

* 1 km = 0.62 miles

Other Information

	2019	2020	2021	2022	2023
Rate information[a]
Residential rate increase as at April 1	0.9%	-	1.3%	2.6%	3.0%
Business rate increase as of April 1	0.9%	-	1.3%	2.6%	6.5%
Rate L increase as of April 1	0.3%	-	0.8%	1.7%	4.2%

As at December 31
Total number of employees[b]
Permanent	16,977	17,414	18,163	18,808	19,841
Temporary	2,500	2,597	3,005	3,243	2,965
	19,477	20,011	21,168	22,051	22,806

Representation of underrepresented groups
Women	29.2%	28.5%	28.5%	28.7%	28.5%
Other[c]	10.4%	10.7%	11.9%	12.6%	13.0%

a)	For more details, see “Distribution Activities – Electricity Rates”.

b)	Excluding employees of subsidiaries and joint ventures.

c)	Self-reported members (men and women) of the following groups: Indigenous peoples, ethnic minorities, visible minorities and people with disabilities.

Units of Measure

V: volt (a unit for measuring voltage)
kV: kilovolt (one thousand volts)

W: watt (a unit for measuring power)	Wh: watthour (a unit for measuring electric energy)
kW: kilowatt (one thousand watts)	kWh: kilowatthour (one thousand watthours)
MW: megawatt (one million watts)	MWh: megawatthour (one million watthours)
GW: gigawatt (one billion watts)	GWh: gigawatthour (one billion watthours)
TWh: terawatthour (one trillion watthours)

HYDRO-QUÉBEC

General

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada.

As part of our strategic planning initiatives for the years 2022-2026 (the “Strategic Plan”), we have adopted a new organizational structure based on the value chain, ranging from developing strategic guidelines and planning electricity supply needs to operating and maintaining facilities and marketing services.

The following are the three groups that make up our value chain:

•

The Groupe – Stratégies et finances (Strategy and Finance Group) develops our strategic objectives, allocates resources, and oversees financial and risk management, in such a way as to maximize our contribution to the decarbonization of the Québec economy and the enhancement of collective prosperity. In concrete terms, the group is responsible for energy transactions and commercialization strategies to promote the clean, renewable energy which we generate, for all of our markets. It constantly monitors the energy sector and conducts strategic R&D projects, in addition to carrying out development activities and entering into partnerships as part of various projects. It is also responsible for financial planning and assessing performance in order to meet our strategic and operational objectives. In addition, it aims to protect our financial stability by developing strategies to carry out our financing, cash management and financial risk management activities. It is also tasked with establishing regulatory financial frameworks and handling the financial aspect of rate cases. Furthermore, it coordinates the business risk portfolio and monitors market and credit risk, as well as overseeing all of our accounting and control activities and providing guidelines and advice regarding taxation and accounting expertise. Lastly, it aims to maximize the financial performance of the Pension Plan, based on a level of risk deemed acceptable;

•

The Groupe – Planification énergétique et expérience client (Energy Planning and Customer Experience Group) is mandated with forecasting Québec’s electricity needs in the context of the energy transition and to manage energy supplies, including by leveraging agreements with partners. It is also tasked with overseeing the development of products and services for the customer base in Québec, particularly in terms of power management—specifically Hilo and dynamic pricing—as well as rate options, energy efficiency programs and the Electric Circuit. It conducts these activities with a view to striking a balance between supply and demand at the lowest possible cost, while maximizing our contribution to achieving the Québec government’s decarbonization and economic development objectives. Lastly, it aims to always provide each customer with an optimal experience; and

•

The Groupe – Exploitation et infrastructures (Operations and Infrastructure Group) oversees the design, management, operation and maintenance of the energy system, and aims to increase the system’s resilience to climate change. Its mission is to ensure the development of the energy system and efficient infrastructure management, while offering high-quality electricity services that meet the needs of Québec customers. Accounting for more than two thirds of our total workforce, it is also tasked with providing reliable service via the optimal performance of operating and support activities, developing an overall vision of energy system performance, overseeing the integration of new renewable energy sources, and developing and carrying out construction and refurbishment projects related to electricity generation, transmission and distribution as cost-effectively as possible. At the same time, it also aims to strengthen the supply chain and better manage our equipment to prepare for the significant challenges that will arise from the expected increase in investments, while maximizing sustainable wealth creation for Québec. Lastly, it is responsible for occupational health and safety and environmental activities.

These three groups are supported by our five cross-functional groups—Groupe – Affaires corporatives, juridiques et réglementaires et gouvernance (Corporate, Legal and Regulatory Affairs and Governance); Groupe – Affaires publiques, relations externes et communications (Public Affairs, External Relations and Communications); Groupe – Technologies numériques (Digital Technologies); Groupe – Audit interne (Internal Audit) and Groupe – Talents et culture (Talent and Culture)—which help us fulfill our core mission.

The advantages of this structure include establishing a consolidated overview of major investments we expect to make in the coming years. It also includes adopting a cross-functional approach to the allocation of the capital required to maintain and sustain our existing assets and expand our power system’s overall capacity as efficiently as possible, in order to handle the growing demand and the initiatives set forth in our Strategic Plan. Since the first quarter of the year 2022, we have reported our financial results in one consolidated segment. While such changes brought adjustments to our financial reporting and organizational executive groups, operations have remained centered on our core mission of generating, transmitting and distributing electric power. Transmission and distribution activities remain regulated by the Régie de l’énergie du Québec (the “Energy Board”).

As at December 31, 2023, our core business is based on the following operations and activities, namely:

•

Energy generation and purchase: through our generation activities (the “Generation Activities”), we operate and develop our generating facilities in Québec. A part of our production is reserved to the Québec market with a base volume of up to 165 TWh of heritage pool electricity annually (“Heritage Pool Electricity”). Since 2014, the Heritage Pool Electricity has been subject to a yearly indexation (see “Regulatory Framework – Energy Board Act”). The authorized average price was 3.09¢/kWh for 2022 and 3.24¢/kWh for 2023;

•

Transmission Activities: through our transmission activities (the “Transmission Activities”), we operate and develop our power transmission system. We market our transmission system capacity and manage power flows throughout Québec; and

•

Distribution Activities: through our distribution activities (the “Distribution Activities”), we operate and develop our distribution system and provide electricity to the Québec market. We deliver power and services to our customers with a view to efficiency and sustainable development. In this context, we also promote energy efficiency among our customers.

Furthermore, we export electricity to neighboring markets in Canada and the United States (see “Generation Activities – Markets outside Québec”).

The following subsidiaries, affiliates and interests are included as part of our operations and activities:

•	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•	HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

•

Marketing d’énergie HQ inc. (HQ Energy Marketing Inc.) (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

•	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States); and

•

Great River Hydro NE, LLC (“GRH”) (wholly-owned subsidiary of HQEM; owns and operates 13 hydroelectric generating stations in New England, located in the states of Vermont, New Hampshire and Massachusetts) (see “Note 4 to the 2023 Consolidated Financial Statements”).

Generation Activities

We produce and purchase power to supply the Québec market and sell power on wholesale markets. We also export power to other provinces in Canada and to the United States.

Generation Operations

Facilities

We own and operate generating facilities in both Québec and the United States.

Generating Stations in Service in Québec

In Québec, our electric generation system comprises 87 generating stations currently in service, of which 62 are hydroelectric, 2 are photovoltaic solar and 23 are thermal; with a total installed capacity of 37,436 MW as of December 31, 2023. The following table lists the generating stations in service as of such date.

Name of Facility	Year(s) Commissioned[a]	Capacity
		MW
Hydroelectric
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,864
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,326
Jean-Lesage (Manic-2)	1965-1967	1,229
Bersimis-1	1956-1959	1,178
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Outardes-4	1969	785
Bernard-Landry (Eastmain-1-A)	2011-2012	768
Carillon	1962-1964	756
Romaine-2	2014	640
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Romaine-3	2017	395
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	294
Romaine-1	2015	270
Beaumont	1958-1959	270
Romaine-4	2022	245
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Paugan	1928-1956	216
Rapide-Blanc	1934-1955	211
Shawinigan-2	1911-1929	200
Shawinigan-3	1948-1949	194
Manic-1	1966-1967	184
Rapides-des-Îles	1966-1973	176
Chelsea	1927-1939	152
Sarcelle	2013	150
La Gabelle	1924-1931	131
Première-Chute	1968-1975	131
Les Cèdres	1914-1924	113
Rapides-des-Quinze	1923-1955	109
Rapides-Farmer	1927-1947	104
Other (16 generating stations rated less than 100 MW)	1915-2009	680
Total		36,885

Photovoltaic solar
Gabrielle-Bodis	2021	8
Robert-A.-Boyd	2021	2
Total		10

Thermal
Bécancour (gas turbine)	1992-1993	411
Other (22 diesel plants on off-grid systems)	1967-2017	130
Total		541

a)	Indicates year(s) when facilities began commercial operation.

Generating Stations in Service in the United States

In the United States, we own and operate 13 hydroelectric generating stations (589 MW) through our wholly-owned subsidiary GRH, as well as 2 hydroelectric generating stations jointly with Innergex énergie renouvelable inc., from which we are entitled to 50% of the installed capacity, or 30 MW. Consequently, the total installed capacity to which we are entitled as of December 31, 2023, is 619 MW.

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In December 2021, we signed an agreement with CF(L)Co to purchase additional energy until August 2026, up to a maximum quantity of 2 TWh annually. In 2023, the energy and capacity purchased totaled 31.0 TWh at a cost of $97 million as compared to 29.8 TWh in 2022 at a cost of $131 million.

We have a power purchase agreement with Rio Tinto Alcan Inc. (“RTA”), that was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power. Under this 2006 amendment, we also agreed to purchase from RTA an additional 150 MW of peak power and to extend the agreement until December 31, 2045.

On December 23, 2021, Hydro-Québec and Evolugen, the Canadian operating business of Brookfield Renewable, entered into a 40-year escalating electricity purchase agreement under which Hydro-Québec will purchase the output of the Lièvre hydroelectric portfolio in Québec with 263 MW of capacity. The assets will continue to be operated by Evolugen.

In addition, we purchase energy and capacity under 52 long-term contracts with independent producers located in Québec. During 2023, 2.4 TWh were purchased under these contracts, at a total cost of $184 million. For 2024, we expect to purchase approximately 2.6 TWh. In our role as power distributor in Québec, we also have long-term contracts with independent producers (see “Distribution Activities”).

We also purchase energy and capacity in connection with our energy marketing operations (see “Wholesale and Energy Marketing Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2019 through 2023.

	Peak Power Demand[a]	Installed Capacity QC	Installed Capacity US	Total Average Load[c]
MW
2019	36,160	37,243		26,251
2020	36,450	37,231		25,486
2021	40,537	37,248	30	26,474
2022	42,601	37,439	30	26,908
2023	36,590	37,436[b]	619[d]	24,796

a)

The 2023 figure is the best estimate as at April 5, 2024. The values indicated reflect demand at the annual domestic peak for the winter beginning in December. The 2023-2024 winter peak was 36,590 and occurred at 8:00 a.m. on January 19, 2024.

b)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with CF(L)Co that will remain in effect until 2041. We also purchase all the output from 44 wind farms (3,933 MW) and 55 hydroelectric generating stations (706 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 525 MW are available under long-term contracts.

c)	Total energy requirements (consisting of kilowatthours delivered within Québec and to neighboring systems), divided by the number of hours in the year.

d)	Includes added installed capacity of 589 MW stemming from the acquisition of GRH in 2023.

Wholesale and Energy Marketing Operations

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec (as part of its Distribution Activities), nine municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than us, and independent generators in Québec can sell their electricity on the wholesale market using our transmission system.

In addition to the Heritage Pool Electricity, we generate other power supplies and products for distribution to the market, including a call for tenders issued for the supply of 600 MW over a 20-year period starting in March 2007, a 20-year capacity supply of 500 MW which began in December 2018 and a supply of 159 MW over a 20-year period beginning in December 2026.

Markets Outside Québec

Our main markets outside Québec consist of neighboring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas and Wyoming) and by ERCOT (which includes parts of Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM is a participant of the Ontario Independent Electricity System Operator (the “Ontario IESO”). HQEM sells and buys energy in Manitoba, Ontario, New Brunswick and Nova Scotia, and has transmission service agreements with Manitoba Hydro and New Brunswick Power Corporation to reserve transmission service on their respective systems.

We have long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

Principal Energy Export Agreements

Counterparties	Expiry Date	Maximum Hourly Delivery Rate	Maximum Annual Deliveries

		MW	TWh

Cornwall Electric – Canada	2030	145	0.6[a]

Massachusetts Municipal Wholesale Electric Company	2025	15	0.1

New Brunswick Power Corporation	2040	N/A	4.4[a]

Vermont power distributors[b]	2038	240	1.3

a)	The contract does not provide for maximum annual deliveries. The volume of actual deliveries during the year 2023 is included in this table for reference only.

b)	Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.

We are continuing talks regarding participation in projects to build transmission lines between Québec and certain states in the northeastern United States. These interconnections would enable us to increase bidirectional transactions with these markets.

In February 2018, Massachusetts Electric Distribution Companies selected a transmission line project, the New England Clean Energy Connect (“NECEC”) led by NECEC Transmission LLC (“NECEC LLC”), in which we are a partner to supply 9.45 TWh of clean hydroelectricity power over a 20-year period.

The NECEC project involves the construction of a new 1,200-MW transmission line from the Québec/Maine border to the City of Lewiston, Maine. All relevant contracts were executed in June 2018 and the final major step in the U.S. regulatory approval process was obtained in January 2021. Our U.S. partner NECEC LLC initiated the construction of the NECEC line in January 2021, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, citizens of Maine voted in a citizen initiative referendum to block the project. Along with NECEC LLC, we challenged the legality of the new law resulting from this initiative in court, and during these legal challenges, NECEC LLC suspended construction work until the issue was resolved in the courts. In coordination with NECEC LLC, we also suspended some of the construction work related to the interconnection project in Québec during this time.

In August 2022, the Maine Supreme Judicial Court rendered a final judgment in favor of NECEC LLC and Hydro-Québec, confirming that the new law was partially unconstitutional, as it violated NECEC LLC’s vested rights if the company could demonstrate that line construction had begun in good faith. At the same time, the Supreme Judicial Court remanded the case back to the trial court, the Business and Consumer Court of Maine, to determine if NECEC LLC had acted in good faith. In April 2023, before the Business and Consumer Court of Maine, in Portland, a jury of nine people delivered a favorable verdict stating that, as applied to the NECEC project, the law passed in the November 2021 referendum is unconstitutional. The jury found that Hydro-Québec’s partner in Maine, NECEC Transmission LLC, began construction work in good faith after obtaining the permits, and that the construction timeline was not created or accelerated for the sole aim of vesting rights in the months preceding the referendum. The project opponents did not appeal the jury verdict within the prescribed appeal period and therefore the judgment rendered by the Business and Consumer Court of Maine confirming the verdict and ruling in favor of the NECEC project is now final and non-appealable.

As a result of these favorable legal outcomes, construction on both sides of the border restarted in the fall of 2023 and the commercial operation date of the NECEC project is now expected in December 2025.

In September 2021, following a request for proposals issued in connection with New York State’s Clean Energy Standard, the New York State Energy Research and Development Authority (“NYSERDA”) selected our electricity and the future Champlain Hudson Power Express (“CHPE”) line. We signed contracts with the CHPE line developer, Transmission Developers, and NYSERDA in November 2021. Approval from the New York Public Service Commission for the agreement with respect to the sale of environmental attributes was obtained in April 2022. Construction work began late in 2022 in the U.S. In July 2023, the Québec government authorized construction of the Hertel-New York interconnection line that will connect to the CHPE line. The Canada Energy Regulator also issued the permit authorizing the construction of the interconnection. Under the project, the 1,250-MW CHPE line is expected to bring 10.4 TWh of renewable energy to New York. Commissioning is scheduled for 2026, based on current plans.

On February 10, 2023, we acquired GRH, which owns and operates 13 hydroelectric generating stations in New England, located in the states of Vermont, New Hampshire and Massachusetts (see “Note 4 to the 2023 Consolidated Financial Statements”).

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, for the years 2019 through 2023.

Electricity Sales and Revenue Outside Québec

	Years ended December 31

	2019	2020	2021	2022	2023
Electricity Sales (GWh)	34,789	32,397	36,190	35,634	23,001[a]
Revenue from Electricity Sales ($M)	1,571	1,466	1,826	2,912	2,365

a)	The results for 2023 are set against a backdrop of low runoff. For more details, see “Overview” in the Management’s Discussion and Analysis for 2023.

Transmission Activities

Through our Transmission Activities, we offer the following services:

•

transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation Activities – Québec Wholesale Market”) but excludes customers in remote communities;

•

point-to-point transmission service; as of the end of 2023, in addition to our Generation and Distribution Activities which are subject to a transmission service agreement for regulatory purposes, we have signed transmission service agreements with 27 other customers; and

•	connection of privately-owned generating facilities to our transmission system; we currently serve 67 of these generating stations.

Our Transmission Activities also include our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 370 MW interconnection line linking our grid at Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

Transmission System

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result our transmission system is one of the most extensive in North America, totaling approximately 22,000 miles of lines. The system includes the following facilities as at December 31, 2023.

Voltage	Substations	Lines (miles)[a]
765 kV and 735 kV	41	7,818
450 kV DC	2	757
315 kV	85	3,423
230 kV	54	2,021
161 kV	43	1,322
120 kV	223	4,330
69 kV or less	88	2,029
TOTAL	536	21,700

a)	Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.

We offer open access to our transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through our transmission grid at specified rates.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. It also acts as Reliability Coordinator for transmission systems in Québec. Our transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Newfoundland and Labrador) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighboring systems outside Québec as at December 31, 2023. Available transfer capacities are posted on the OASIS (Open Access Same-Time Information System) website.

Interconnections with Neighboring Systems Outside Québec

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		MW	MW	kV
CANADA	Ontario	2,680	1,965	120, 230 and 240
	New Brunswick	1,200	775	230, 315 and 345
	Newfoundland and Labrador	–	5,150	735

UNITED STATES	New York	2,079	1,100	120 and 765
	New England	2,287	2,170	120 and ±450 DC

Distribution Activities

Through our Distribution Activities, we are mandated to provide a secure, reliable supply of electricity and related services to the Québec market. To fulfill this responsibility, we rely primarily on our Heritage Pool Electricity. We also purchase additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 74,858 miles of medium voltage lines (almost exclusively 25 kV), as well as 67,168 miles of low voltage lines. Approximately 10% of all such lines are underground.

We sell to a wide range of customers, from large industrial users, which accounted for 31% of sales volume in 2023, to residential customers, which represented 38% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

We have developed some flexibility in the management of our system and currently have planned 2,533 MW of demand response from various programs and rates for winter 2023-2024. Specifically, an interruptible power rate option is offered to medium and large customers and expected to deliver 998 MW. In addition, the residential, commercial and institutional sectors are expected to deliver 1,535 MW through various initiatives. These include a dynamic rate and a winter credit option, an additional electricity option for medium power customers as well as for photosynthetic lighting or space heating to raise crops, a demand response option for commercial and institutional customers, demand side management services offered by the Hilo smart home service and demand reductions from third party data centers specialized in cryptographic use applied to blockchains. These data centers are required to reduce their demand during peak hours at our request. Furthermore, in addition to demand response initiatives, 380 MW of concurrent peak-saving capacity in our residential dual-energy market is planned for winter 2023-2024. In this program, heating systems automatically switch from electricity to another energy source, when the temperature is below a set value.

We have entered into special agreements with six industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 14 to the 2023 Consolidated Financial Statements”). In 2023, deliveries under these agreements accounted for 51.6% of the total energy deliveries to large industrial users.

As for our Distribution Activities, for regulatory purposes, we rely on various internal and external sources to supply the Québec market. We rely primarily on the Heritage Pool Electricity of 165 TWh and we also issue short- and long-term calls for tenders. For requirements of less than three months, we may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unforeseen needs that cannot be met otherwise, we rely on a framework agreement whereby our Generation Activities ensure supply of electricity to our Distribution Activities that covers the period from January 1, 2023, to December 31, 2025.

Further to calls for tenders issued since 2002, to serve our Distribution Activities, we signed six contracts for the supply via our Generation Activities of 1,259 MW (two contracts totaling 600 MW over a 20-year period beginning in March 2007, three contracts totaling 500 MW over a 20-year period beginning in December 2018 and one contract of 159 MW over a 20-year period beginning in December 2026) and 82 contracts with independent producers for the supply of 5,890 MW (including 4,885 MW of wind-generated electricity) for deliveries beginning between 2006 and 2026. We also have long-term contracts established with independent producers in connection with our Generation Activities (see “Generation Activities – Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2023.

Long-Term Contracts Awarded

Type of power	Number of Contracts		Capacity	Starting Date	Expiry Date
			MW
Hydroelectric	12	In service	1,203	2007-2018	2027-2038
	5[b]	Under development	207	2024-2026	2046-2064

Natural gas cogeneration	1	Mothballed	507	2006	2026

Wind	39[a]	In service	3,722	2006-2022	2026-2043
	8[b]	Under development	1,163	2025-2026	2050-2056

Forest biomass cogeneration	17	In service	307	2007-2021	2027-2046
	2[b]	Under development	14	2025-2026	2050-2051

Biogas cogeneration	4	In service	25	2012-2017	2032-2042

TOTAL	88		7,149

a)	One wind-generated electricity contract already in service is on off-grid systems.

b)	One hydroelectric contract, two wind-generated electricity contracts and one cogeneration contract under development are on off-grid systems.

Our objective is to have a flexible and diversified energy portfolio to deal with fluctuations in demand. Every three years, we prepare a supply plan covering the next 10 years. This supply plan presents forecasts of our customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that we intend to use to ensure a secure supply of electricity for Québec. The Electricity Supply Plan 2023-2032 was filed with the Energy Board in November 2022. A decision on phase 1 was rendered in 2023, and a final decision on phase 2 is expected in 2024. A first progress report of the Electricity Supply Plan 2023-2032 was filed with the Energy Board on November 1, 2023.

We have taken various measures with the goal of achieving a balance between supply and demand in Québec, including:

•

We have accepted eight bids for a total of 1,550 MW of installed capacity under the call for tenders launched on March 31, 2023. This call for tenders was for a block of 1,500 MW of wind installed capacity. We expect to finalize contracts with the project proponents in the first half of 2024. The contracts will then be submitted to the Energy Board for approval;

•

On October 29, 2015, the Energy Board agreed to exempt us from filing each year to obtain an annual extension of the suspension period for TransCanada Energy’s Bécancour generating station (“TCE”). Should we require TCE as a base resource, a demand must be made three years prior to its use. As of December 31, 2023, the suspension is in place until 2026 (the accounting for this agreement is described in “Note 3 to the 2023 Consolidated Financial Statements” under “Regulatory Assets – Costs related to a suspension agreement”);

•	Further to a request for proposal, we acquired 775 MW of Unforced Capacity (UCAP) for January and February 2024; and

•	1.0 TWh of short-term transactions in 2023.

Additional calls for tenders could be made in the coming years in order to maintain this balance (see “Regulatory Framework – Energy Board Act”).

Finally, in July 2021, we entered into a partnership agreement with Énergir to reduce greenhouse gas emissions associated with heating residential, commercial and institutional buildings. The agreement seeks to implement a dual-energy solution combining electricity and natural gas in keeping with the 2030 Plan for a Green Economy, which establishes the Québec government’s electrification and climate change policy framework. Under this agreement, we pay Énergir an annual contribution (the “GHG Contribution”) based on actual volumes of natural gas converted to electricity. This contribution is expected to reach $85 million per year by 2030. In May 2022, the Energy Board adopted a general principle authorizing us to include the GHG Contribution in the calculation of revenue requirements for distribution rate-setting purposes. In February 2023, a second Energy Board panel revoked its May 2022 decision, stating that the current regulatory framework does not allow for the GHG Contribution to be factored into its rate review scheduled for 2025 under an innovative approach to decarbonization. In March 2023, an application for judicial review of the decision rendered by the second Energy Board panel was filed before the Superior Court of Québec. The application was heard in December 2023. On February 16, 2024, the Superior Court

restored the decision of the first panel which had adopted a general principle authorizing us to include the GHG Contribution in the calculation of revenue requirements for distribution rate-setting purposes. On March 20, 2024, a request for leave to appeal of the Superior Court decision was filed. The launch of the dual-energy offer for residential customers took place in June 2022 and the offer for commercial and institutional customers was launched in November 2023. For the latter customers, the launch took place after a dual-energy rate was set and then approved by the Energy Board in June 2023 (Rate CI).

Electricity Rates

Our rates are subject to An Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”), which came into force in December 2019 (see “Regulatory Framework – Energy Board Act”). In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. The Rates Simplification Act also provided for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years. In February 2023, the Parliament of Québec adopted An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the “2023 Act”). Among other things, the 2023 Act stipulates that the indexation rate for residential electricity rates will be based on the lesser of the average Consumer Price Index (the “CPI”) and the top rate of the Bank of Canada’s inflation-control range.

According to the 2023 Act, the increase in residential rates has been limited to 3% for the rate year beginning April 1, 2024. Since the rates that apply to business customers are not targeted, they have increased by 5.1%, which is equal to the average CPI between September 30, 2022, and September 30, 2023. The increase applied to Rate L customers is set at 3.3%, which corresponds to a rate of 0.65 applied to the indexation rate of 5.1%, as approved by the Energy Board in February 2024.

The following table shows the rate changes that took effect in each year and the average yearly rate increase, from 2019 to 2024, as well as annual inflation rates:

	2019	2020	2021	2022	2023	2024
Residential rate increase as of April 1	0.9%	-	1.3%	2.6%	3.0%	3.0%
Business rate increase as of April 1	0.9%	-	1.3%	2.6%	6.5%	5.1%
Rate L increase as of April 1[a]	0.3%	-	0.8%	1.7%	4.2%	3.3%
Average residential rate increase from January 1 to December 31	0.8%	0.2%	1.0%	2.3%	2.9%	3.0%
Inflation Rate[b]	1.9%	0.7%	3.4%	6.8%	3.9%	2.5%	[c]

a)	Rate L is the rate that applies to an annual contract whose minimum billing demand is 5,000 kW or more and which is principally related to an industrial activity (“Rate L”).

b)	Canadian Consumer Price Index for the calendar year.

c)	March 2024 forecast published by Consensus Economics Inc.

Electricity Sales and Revenue

The following table summarizes consolidated electricity sales and revenue in Québec, by customer segments, for the years 2019 through 2023.

Operating Statistics

	Years ended December 31
	2019	2020	2021	2022	2023
GWh
Electricity Sales
In Québec, by segment
Residential	70,688	68,647	67,572	70,941	68,221
Commercial, institutional and small industrial	47,894	45,146	46,157	47,983	47,571
Large industrial	50,358	52,096	55,779	55,357	55,087
Other	5,640	5,557	5,721	6,279	6,450
Total Electricity Sales	174,580	171,446	175,229	180,560	177,329

$M
Revenue from Electricity Sales
In Québec, by segment
Residential	5,752	5,535	5,522	5,974	5,852
Commercial, institutional and small industrial	4,056	3,853	3,957	4,205	4,406
Large industrial	2,279	2,208	2,498	2,674	2,852
Other	342	333	342	378	405
Total Revenue from Electricity Sales	12,429	11,929	12,319	13,231	13,515

As at December 31
Number of Customer Accounts
In Québec, by segment
Residential	4,032,426	4,076,286	4,128,692	4,178,346	4,223,163
Commercial, institutional and small industrial	319,225	321,562	323,501	325,498	327,790
Large industrial	186	189	193	194	201
Other	4,705	4,763	4,812	4,868	4,938
Total Customer Accounts	4,356,542	4,402,800	4,457,198	4,508,906	4,556,092

Corporate Outlook

Action Plan 2035

We presented at the end of 2023 the Action Plan 2035 – Towards a Decarbonized and Prosperous Québec. Our Action Plan 2035 revolves around five priorities.

1.	Increase our investments in the power grid to offer our customers reliable, high-quality service at an affordable price.

2.	Innovate to help our customers to make better use of electricity as a valuable resource.

3.	Increase our power generation capacity and remain open to all options available to us.

4.	Work towards economic reconciliation with First Nations and Inuit, in collaboration with the Québec government.

5.	Transform our ways of doing things to better meet our customers’ changing needs and develop strategies to guide Québec’s energy and economic transition.

In order to achieve our priorities, we intend to meet the following goals:

•

To improve the reliability of the electricity grid, we expect to increase by up to $50 billion our investments by 2035. We expect these investments to result in a 35% reduction in the frequency of power outages in Québec over the next 7 to 10 years.

•

With regards to energy efficiency, we aim to double energy savings to 21 TWh, or 3,500 MW, by 2035. To achieve this, we plan to enhance financial incentives to encourage energy-efficient renovations and cover up to 50% of the cost of high-efficiency equipment.

•

In terms of energy requirements, we currently estimate that we will need an additional 150 to 200 TWh to meet electricity demand in Québec by 2050. Therefore, we intend to add 60 TWh by 2035, which means adding up to 9,000 MW of capacity. Of this increase, it is expected that 75% will be used to decarbonize Quebecers’ current consumption, while 25% will be used to support economic growth, particularly in industrial sectors involved in the energy transition.

•

With respect to our relationship with Indigenous communities, we intend to work towards economic reconciliation with First Nations and Inuit in collaboration with the Québec government. Our approach will be based on three fundamental principles: i) facilitate the financial or economic participation of Indigenous communities in new infrastructure projects, ii) provide opportunities for the First Nations and Inuit to draw autonomous sources of income from new energy projects, and iii) increase First Nations and Inuit representation within our activities.

•

In order to become a more agile, innovative and transparent organization, we intend to create a center of expertise that will develop, in close collaboration with the Québec government, a roadmap to guide the energy and economic transition. We also plan to adapt our work methods to get things done faster and to invest in our employees to stimulate innovation, work more efficiently and increase our capacity to meet the changing needs of our customers.

In sum, we currently estimate that the investments and the operating expenses necessary to carry out the Action Plan 2035 will total up to $185 billion by 2035.

Development Strategy

In 2024, we plan to spend approximately $5.8 billion in capital investments, most of which would be allocated to the Transmission Activities ($2.8 billion), the Generation Activities ($1.0 billion) and the Distribution Activities ($1.1 billion). Nearly two-thirds of the total amount is expected to be earmarked for asset sustainment. The remainder is expected to go toward development activities.

The 2024 borrowing program is expected to total $5.0 billion. The funds raised are intended to be used to finance the company’s ongoing needs, including a large part of the investment program and to repay maturing debt.

The largest projects include the addition of two converter units to Châteauguay substation to increase its interconnection capacity with the New York system, and the refurbishment work underway at Rapide-Blanc and Carillon generating stations to optimize the generating activities.

The balance of the planned investments will be dedicated to development activities to meet the growth in demand in Québec, expand Hydro-Québec’s activities on neighboring markets and support the decarbonization of the economy. Other activities include the connection of new customers to the distribution network, the completion of preparatory work on projects to increase the capacity of certain hydroelectric generating stations, including Outardes-2 generating station, and the improvement of transmission capacity via the construction of the Hertel–New York interconnection line, which will be connected to the Champlain Hudson Power Express line, and the construction of the Appalaches–Maine interconnection line, which will be connected to the New England Clean Energy Connect line.

Water-Power Royalties

As stipulated in the Watercourses Act (Québec), we pay the same statutory royalties as those paid by private producers of hydroelectricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generating station.

For 2024, these royalties, indexed annually to the Consumer Price Index, consist of:

•	a statutory royalty of $3.90 ($3.72, $3.50 and $3.42, for 2023, 2022 and 2021, respectively) per thousand kilowatthours of electricity produced; and

•	a contractual royalty of $0.92 ($0.88, $0.83 and $0.81, for 2023, 2022 and 2021, respectively) per thousand kilowatthours of electricity produced.

These royalties totaled $734 million in 2023, $774 million in 2022 and $752 million in 2021.

Capital Investment Program

The capital investment program includes capital expenditure for fixed and intangible assets (but excludes the acquisition of company(ies)). The following table is a summary of our capital investments affecting cash for the years 2019 through 2023. Over the 2024-2028 period, we plan to invest approximately $7.7 billion in fixed and intangible assets per year on average, including an estimated $5.8 billion in 2024, as stated in the table below.

Capital Investments Affecting Cash

						Estimated
	2019	2020	2021	2022	2023	2024
$M
Fixed and Intangible Assets
Generation	1,044	940	1,052	1,001	919	992
Transmission[a]	1,563	1,423	1,930	2,021	2,288	2,849
Distribution	737	773	952	906	1,004	1,141
Corporate and Other	204	230	289	343	687	853
Total Investments	3,548	3,366	4,223	4,271	4,898	5,835

a)	Including sub-transmission facilities.

Our capital investments totaled $4,898 million in 2023. Most of this amount was allocated to large-scale development projects, as well as to major refurbishment projects to maintain and improve the quality of our assets.

Capital investments in asset sustainment totaled $3.3 billion. In particular, we continued to invest in our generating facilities to ensure their long-term operability and maximize their output. Of note are projects underway at Rapide-Blanc and Carillon generating stations, as well as the Bersimis-2 development. We have begun work on the first two generating stations to increase their capacity and thereby be better equipped to meet the anticipated increase in electricity demand. We have also dedicated significant funds to the construction of transmission lines designed to reinforce our system and enhance our operating flexibility. One of the largest such projects in recent years was completed with the commissioning of the 735-kV line that now connects Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. This 262-km line is expected to help maintain the reliability and improve the operational flexibility of the transmission system and reduce electrical losses associated with the distances covered. In addition, the installation of two new converter units is underway at Châteauguay substation, in the Montérégie region. Furthermore, we have continued to invest in upgrading and modernizing our transmission facilities, through projects involving the replacement of the grid control systems, the special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, we have carried out work to optimize the operation of the distribution system and to maintain and improve the quality of our distribution assets.

Capital investments in development projects totaled $1.6 billion. In particular, significant funds were allocated to various projects to handle the growing customer base in Québec and increase output capacity. For example, work is underway at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing projects include the construction of the Hertel–New York interconnection line, to connect with the Champlain Hudson Power Express line, which will make it possible to supply New York City with electricity, as well as the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids. Lastly, work has been stepped up on a major project to meet growing demand in the Saguenay–Lac-Saint-Jean region. This project includes the creation of a section in Chamouchouane substation in order to lower the voltage level from 735 kV to 161 kV, as well as the construction of a new line between this substation and Saint-Félicien substation.

We are also continuing our transportation electrification efforts with ongoing investments in our public charging network, the Electric Circuit, and the modernization of our vehicle fleet.

Allocation of Capital Expenditure for the Generation, Transmission and Distribution Activities

The following tables summarize the allocation of estimated capital expenditure for 2024 among our three major activities:

Generation

	Available Power	Planned Date of Operation	Estimated Capital Expenditure 2024
	MW		$M
Asset Sustainment and Optimization
Refurbishment and refitting of generating stations	–	Continuous program	715
Development Projects
All generation projects - mostly adding power	–	–	277

Total			992

Transmission[a]
		Planned Date of Operation	Estimated Capital Expenditure 2024
			$M
Asset Sustainment and Optimization
Reliability and long-term operability		Continuous program	1,658
System Growth Projects
All projects		–	1,191

Total			2,849

a) Including sub-transmission facilities.
Distribution[a]
			Estimated Capital Expenditure 2024
			$M

Asset Sustainment and Optimization
Reliability and long-term operability			501
Development Projects			640
Total			1,141

a)	Including investments in distribution facilities as well as in generating and transmission facilities in our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2024 are approximately $9.8 billion, including approximately $5.8 billion for capital investments, approximately $1.3 billion for long-term debt repayment and approximately $2.5 billion for the payment of the dividend declared for 2023.

Regulatory Framework

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 15 to the 2023 Consolidated Financial Statements”). Our dividend policy is to distribute 75% of our net income.

Energy Board Act

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. Our Transmission and Distribution Activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base.

The Energy Board consists of twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, the Rates Simplification Act (see “Electricity Rates”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. Notwithstanding the foregoing, the Rates Simplification Act authorizes us to ask the Energy Board to modify our distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

Specifically, the Energy Board has the authority to:

•	fix, or modify, after holding public hearings, our rates and conditions for the transmission of electric power;

•	starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, our rates and conditions for the distribution of electric power;

•	approve our electric power supply plan;

•	designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator;

•	authorize our transmission investment projects; and

•	rule upon complaints from customers concerning application of rates or conditions of services.

In addition, the Energy Board Act was amended in 2010 to allow a gradual increase of the cost of the Heritage Pool Electricity starting in 2014. The Energy Board Act was subsequently amended by replacing the gradual increases of the average cost of the Heritage Pool Electricity with the indexation of the average cost of the Heritage Pool Electricity.

The 2023 Act limits Hydro-Québec’s obligation to distribute electricity in regards to any new request, any request for an additional load or any request from a customer having a special contract, which is for 5,000 kW or more of power, unless the Minister of Economy, Innovation and Energy authorizes such distribution. Hydro-Québec must obtain such authorization to distribute electricity to a customer.

In accordance with its authority relating to rate determination, the Energy Board implemented a performance-based regulation mechanism for our Transmission Activities, effective in 2019. The regulation mechanism came to an end on December 31, 2022.

Surplus earnings realized from carrying on transmission activities in Québec are subject to an earnings sharing mechanism. Earnings in excess of the authorized rate of return are shared with customers in the following proportions:

•	50/50 sharing for the first 100 basis points above the authorized rate of return; and

•	75% customers and 25% Hydro-Québec, beyond 100 basis points.

Any shortfall is absorbed by Hydro-Québec.

Generation Activities

The Energy Board’s jurisdiction does not extend to Generation Activities.

Transmission Activities

Transmission rates and service conditions are subject to approval by the Energy Board.

With regard to our Transmission Activities, we informed the Energy Board that we would postpone our 2023 rate application to 2024. The Energy Board approved our request to maintain on an interim basis the 2022 rates for 2023 and 2024, as follows: $71.38/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of $2,812.4 million per year. The interim revenue for rate-setting purposes totaled $3,196.8 million for short- and long-term point-to-point transmission services and native-load. The Energy Board’s final decision will be issued after the rate application is processed.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is the Reliability Coordinator for transmission systems in Québec as designated by the Energy Board.

Distribution Activities

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

Effective April 1, 2024, electricity rates have increased by 3% for residential customers (as limited per the 2023 Act) and by 5.1% (corresponding to the annual indexation) for business customers, with the exception of Rate L customers for which the rate increase is 3.3% as set by a decision of the Energy Board dated February 21, 2024.

Canadian Energy Regulator Act

Our exports of electric power are subject to the Canadian Energy Regulator Act which provides that a permit or license must be obtained from the Canada Energy Regulator for such exports. We hold the following permits for short-term exports (contracts of five years or less):

•	one permit expiring on December 31, 2030, authorizing us to export annually up to 30 TWh of combined firm and interruptible energy to the United States; and

•

one permit granted to our subsidiary, HQEM, expiring on April 7, 2029. This permit authorizes HQEM, as a power marketer, to export annually up to 30 TWh of firm and interruptible energy and up to 6,000 MW of power from interconnections located in Canada.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the Canada Energy Regulator.

The Canada Energy Regulator also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Permits or Certificates of Public Convenience and Necessity concerning those international power lines.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal bylaws.

Before beginning new construction, most of our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval to government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

As a government-owned corporation, we are also subject to the Sustainable Act and the Government Strategy. Accordingly, we follow the guidelines of Québec’s 2030 Plan for a Green Economy through its 2023-2028 implementation plan. In the same vein, we published our own Sustainable Development Plan, now covering the period 2020-2024 and soon to be updated by our forthcoming 2024-2028 plan.

In addition, we have published our first complete Climate Change Adaptation Plan (2022-2024) providing Hydro-Québec with a governance framework and concrete measures to manage the various climate change-related risks we face more effectively. Our Climate Change Adaptation Plan is aligned with Canada’s Environment and Climate Change Departmental Plan 2023-2024 pledging for action towards a low-carbon economy.

Hydro-Québec’s facilities cover more than 31,000 km2 and are present in most of Quebec’s ecosystems. For that reason, we are committed to taking biodiversity into account in our actions and decisions in order to continue to reduce our environmental footprint and contribute to the collective effort in favor of biodiversity. That is why we have developed an ambitious strategy in favor of biodiversity with tangible benefits spanning over a period of four years (2022-2026).

Environmental protection and conservation are among our main priorities. In 2023, our environmental management system was again certified to ISO 14001:2015. This certification is the environmental management standard of the International Organization for Standardization. In addition, we annually review our management of environmental risks and issues and publish a Sustainability Report.

Litigation

Innus of Uashat mak Mani-Utenam

The Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) have filed lawsuits before the Courts of Québec against the federal government, Québec and Hydro-Québec seeking judicial recognition of Aboriginal rights and title as well as $1.5 billion in damages relating to an area of land in Québec where some of our hydroelectric facilities are located, part of which is within the territory subject to the James Bay and Northern Québec Agreement (the “JBNQA”). The Uashaunnuat, who claim not to be party to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. They also seek various orders, including rendering of accounts and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands. While the portion of the proceedings relating to the territory overlapping with the JBNQA territory is suspended, the rest of the proceedings are ongoing. Along with the Attorney General of Canada and the Attorney General of Québec, we are contesting these claims.

Innus of Uashat mak Mani-Utenam and Innus of Matimekush-Lac John

In January 2023, the Uashaunnuat have filed new proceedings before the Courts of Québec against Hydro-Québec and CF(L)Co regarding the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In October 2023, the Innus of Matimekush-Lac John joined as plaintiffs in this action. The two Québec Innu communities allege that the Churchill Falls hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. We are contesting these claims.

Innus of Pessamit

The Innus of Pessamit have filed lawsuits before the Courts of Québec against the federal government, Québec and Hydro-Québec seeking judicial recognition of Aboriginal rights and title as well as $500 million in damages relating to an area of land in Québec where some of our hydroelectric facilities are located. They also seek compensation based on revenue sharing to be determined by the Court, for the revenues generated by our facilities located in the contested area. Along with the Attorney General of Canada and the Attorney General of Québec, we are contesting these claims. On February 15, 2024, Québec, Hydro-Québec and the Innus of Pessamit have signed a framework agreement which provides for a temporary suspension of the proceedings to enable out-of-court settlement negotiations.

Innu Nation Inc.

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec regarding the Churchill Falls hydroelectric complex. Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s Aboriginal rights and title. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. We are contesting these claims.

Employees

We had 22,806 employees as at December 31, 2023 composed of 19,841 permanent employees and 2,965 temporary employees. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 83% of our work force.

Eight collective agreements govern the working conditions of our unionized employees. Six of them expired on December 31, 2023. We are currently negotiating with all of our unions with a view to renewing our collective agreements. A new union certificate has been ratified and a first collective agreement is to be negotiated.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated. The consolidated financial statements take into account the decisions handed down by the Energy Board with respect to the transmission and distribution of electricity. They also reflect the provisions of An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27) and An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (S.Q. 2023, c. 1).

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated. Lastly, the information contained herein takes into account any significant event that occurred on or before February 16, 2024, the date of approval of this Annual Report by the Board of Directors.

Overview

In 2023, for a third consecutive year, our net income exceeded the $3-billion mark, reaching $3,288 million. This performance represents a decline of $1,269 million from the all-time high of $4,557 million recorded in 2022, when we benefited from high export prices and very cold winter weather. The decrease is partly due to a decline in electricity sales in markets outside Québec as a result of natural water inflows which were much lower than normal and to an increase in operational expenditure attributable in part to growth in maintenance work to improve service quality and reliability. The dividend payable to the Québec government, our sole shareholder, amounts to $2,466 million.

Context of low runoff

The results for 2023 are set against a backdrop of low runoff. As a result, we reduced our exports to short-term markets, primarily in the second half of the year. In fact, scant snow cover in late winter 2022–2023, lower-than-usual spring runoff and modest summer and fall precipitation in northern Québec have reduced natural water inflows to our large reservoirs. With a view to optimum management of resources, we therefore limited our electricity sales on external markets. Consequently, sales volume outside Québec totaled 23.0 TWh, a 12.6-TWh decrease compared to 2022, and the lowest level in the last 10 years. It is important to note, however, that this situation had no impact on Québec’s energy supply or its long-term commitments with neighboring markets.

Lower prices on export markets

The year 2023 was also marked by the drop in prices on the energy markets. For example, in our main export market, New England, average electricity prices decreased by more than 50% compared to the previous year. It is important to remember that energy markets saw a marked rise in prices in 2022, in the midst of the energy crisis in Europe due to the conflict in Ukraine. Nevertheless, we had a successful year thanks to the careful implementation of our risk management strategy to reduce price volatility through derivative financial instruments. The favorable effect of this strategy, which enabled us to benefit from the high forward prices in 2022, had a positive impact on revenue in 2023 and more than offset the effect of the marked decrease in market prices.

2023

Average price obtained[a]	10.3¢/kWh
Average market price	5.2¢/kWh

a)	For all markets outside Québec, including hedging effect.

Growth in electricity demand in Québec

In Québec, normalized electricity sales, i.e., excluding the temperature effect, rose for the fifth consecutive year, totaling 180.1 TWh—a historic high—due to growth in demand, primarily in the residential segment, as well as in the commercial, institutional and small industrial segment. As a result, the volume of normalized electricity sales in Québec has increased by nearly 10 TWh since 2019. Furthermore, taking into account the effect of temperatures, which were slightly milder this year and consequently led to a 2.8-TWh decrease, total sales volume stood at 177.3 TWh in 2023, a slight decline compared to the volume recorded the previous year.

Increase in weather events

Québec continued to experience major weather events in 2023. Following a derecho and a winter storm in 2022, a major freezing rain event caused prolonged service interruptions in early April 2023, requiring major restoration work. In addition, a number of forest fires broke out over the summer, particularly in northern Québec. We worked to ensure the safety of employees on the ground, and conducted a number of operations to protect facilities and ensure the continuity of our mission. Forest fires raging near transmission lines sometimes caused protective equipment to trip, resulting in numerous service interruptions. Then, in mid-July, a violent weather event gave rise to unusually severe thunderstorms combined with gusts of wind, torrential rain and hail. A tornado even struck part of the Laurentides region. All of this resulted in thousands of power outages across Québec.

Due to these weather events, combined with others of a smaller scale, restoration costs of $77 million were recognized in operational expenditure. In accordance with the regulatory framework in effect, these costs are borne by us, and are not expected to have any impact on the electricity rates. It should be noted that, according to the Action Plan 2035 made public at the end of the year, we aim to increase investments in the power grid to make it more reliable and robust, which is expected to result in a reduction of power outages in the medium term.

Contribution to Québec’s economy

Our contribution to the Québec government’s revenue for 2023 amounts to $4.7 billion. In particular, this includes our net income of $3.3 billion, water-power royalties, the public utilities tax, and guarantee fees related to debt securities.

Consolidated Results

Net income

Our net income totaled $3,288 million in 2023, a $1,269-million decrease compared to the historic high of $4,557 million recorded in 2022, when we benefited from the sharp increase in prices on export markets and very cold winter weather at the beginning of the year. In 2023, however, we faced headwinds due to a context of low runoff and a decrease in prices on the energy markets, resulting in a decline in electricity sales on markets outside Québec. These factors, combined with higher operational expenditure and increased depreciation and amortization expense, contributed to the decrease in net income.

As a result, electricity sales on markets outside Québec fell by $547 million, primarily due to export volume declining by more than one third and a significant decrease in market prices, mitigated by the positive impact of the risk management strategy that we implemented.

Meanwhile, operational expenditure increased by $288 million. This increase is partly due to growth in maintenance work to improve service quality and reliability, which was partially offset by a decrease in the current service cost of the employee future benefit plans.

Depreciation and amortization expense rose by $261 million, mainly due to the commissioning of assets and the recognition of an expense related to the acquisition of GRH.

Revenue

Revenue totaled $16,086 million, compared to $16,567 million a year earlier. Revenue from ordinary activities reached $16,167 million, compared to $16,369 million in 2022. Electricity sales amounted to $15,880 million, or $263 million less than the $16,143 million recorded the previous year. This decline is attributable to a $547-million decrease in electricity sales on markets outside Québec, partially offset by a $284-million increase in sales in Québec. Other revenue from ordinary activities increased by $61 million, while revenue from other activities decreased by $279 million.

Revenue from ordinary activities

Electricity sales in Québec

In Québec, electricity sales decreased by 3.3 TWh to total 177.3 TWh, compared to the historic volume of 180.6 TWh recorded in 2022. Nonetheless, associated revenue rose by $284 million due to the combined effect of four main factors.

First, temperatures had a negative impact of 4.0 TWh or $349 million. First-quarter temperatures were milder in 2023 than 2022, leading to a decrease of 4.0 TWh or $343 million. As heating accounts for the vast majority of electricity consumption during the winter months, any rise in temperatures has an unfavorable impact on the volume of electricity sales and related revenue. The impact was greatest in January, when temperatures were an average of 9°C higher than in 2022.

Second, baseload demand rose by 0.7 TWh or $63 million due to increased energy needs, mainly in the residential segment and in the commercial, institutional and small industrial segment, where demographic change led to growth in the number of customer accounts.

Third, the rate indexations that came into effect on April 1, 2022 and 2023, in accordance with the provisions of An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity, resulted in a $471-million increase in revenue.

Fourth, the positive impact of the aluminum price hedging strategy on revenues associated with certain special contracts more than offset the drop in prices of this raw material on the markets, which resulted in a $109-million increase in revenue from electricity sales in Québec. The hedges were the subject of contracts in 2022, in a context where prices were high on the aluminum market.

Electricity Sales in Québec by Segment

	Sales volume			Revenue

	2023	2023–2022 change		2023	2023–2022 change

Segment	TWh	TWh	%	$M	$M	%

Residential	68.1	(2.8)	(3.9)	5,852	(122)	(2.0)

Commercial, institutional and small industrial	47.6	(0.4)	(0.8)	4,406	201	4.8

Large industrial	55.1	(0.3)	(0.5)	2,852	178	6.7

Other	6.5	0.2	3.2	405	27	7.1

Total	177.3	(3.3)	(1.8)	13,515	284	2.1

Factors Underlying the 2023–2022 Change in Sales by Segment

	Volume effects					Price effects			Total

	Baseload demand		Temperatures		Total	Rate adjustments	Other	Total
Segment	TWh	$M	TWh	$M	$M	$M	$M	$M	$M

Residential	0.3	33	(3.1)	(274)	(241)	168	(49)	119	(122)

Commercial, institutional and small industrial	0.4	31	(0.8)	(69)	(38)	229	10	239	201

Large industrial	(0.3)	(17)	–	–	(17)	54	141	195	178

Other	0.3	16	(0.1)	(6)	10	20	(3)	17	27

Total	0.7	63	(4.0)	(349)	(286)	471	99	570	284

Electricity sales outside Québec

Revenue from electricity sales in markets outside Québec stood at $2,365 million in 2023, a $547-million decrease from the $2,912 million recorded in 2022. It remains the second-best performance in history, following the record set last year. The decline is mainly attributable to natural water inflows, which were well below the average recorded in the major hydroelectric reservoirs of northern Québec, on account of scant snow cover in late winter 2022–2023, lower-than-usual spring runoff and modest summer and fall precipitation in northern Québec. In this context, we limited our exports in order to optimize resource management, resulting in a 12.6-TWh decrease in sales volume. As a result, the volume totaled 23.0 TWh for the year (this figure includes 1.6 TWh in sales by GRH. Since the acquisition of GRH in February 2023, its activities have been consolidated into our results).

However, the positive impact of the risk management strategy that we implemented to reduce price volatility more than offset the decrease in prices on the energy markets. One example is our main export market, New England, where average electricity prices in 2023 have dropped by more than 50% compared to the previous year. Thanks to the implementation of this strategy, we were able to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which has had a positive impact on revenue this year. It should be noted that the post-pandemic economic recovery and the energy crisis in Europe due to the conflict in Ukraine drove up natural gas prices last year. This led to an increase in electricity prices in markets in the northeastern United States, where gas-fired electricity generation is prevalent.

Breakdown of Sales Outside Québec in 2023 by Market (TWh)

Market	%

New England	53

New Brunswick	19

Ontario	18

New York	10

Other revenue from ordinary activities

Other revenue from ordinary activities amounted to $287 million, compared to $226 million in 2022. This $61-million increase is primarily due to higher sales of renewable energy certificates to third parties. These certificates provide proof of exclusive ownership, granted to a third party by us, of the environmental attributes associated with the use of 100% renewable energy.

Revenue from other activities

Revenue from other activities declined by $279 million compared to the previous year. This is due to the recognition of a negative adjustment of $284 million in the share of the results of our investment in Innergex énergie renouvelable inc. This adjustment was made following a comparison of the carrying value of the investment with its fair value.

Expenditure

Total expenditure reached $10,394 million in 2023, compared to $9,716 million a year earlier.

Operational expenditure

Operational expenditure amounted to $4,132 million, or $288 million more than the $3,844 million recorded in 2022, the result of several factors.

The increase is partly due to the expansion of our activities to improve service quality and reliability, more specifically the increase in servicing and maintenance activities and growth in expenditure related to digital services to meet our increased business needs and support our technological evolution. These elements are reflected in part in the growth of the workforce and greater costs related to the use of external services. The negative impact was mitigated, however, by a decrease in the current service cost of employee future benefit plans arising from the increase, in late 2022, in long-term interest rates on the capital markets, which determine the discount rates. This increase in interest rates led to a decline in the present value of services rendered.

Furthermore, the completion of the acquisition of GRH at the beginning of the year led to an increase in operational expenditure compared to the previous year, due to the recognition of costs related to the purchase transaction and the consolidation of GRH’s activities as of the acquisition date, in February 2023. GRH owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts.

Other components of employee future benefit cost

In the line item Other components of employee future benefit cost, a credit amount of $689 million was recognized in 2023, compared to $1,020 million the previous year. This variance is particularly due to the increase in interest expense on obligations in the context of rising long-term interest rates, which had a negative effect on the amounts recognized under this line item in 2023.

Electricity purchases

Electricity purchases totaled $2,645 million, a decrease of $189 million compared to the $2,834 million recognized in 2022. This difference is mainly due to a $162-million decline in wind power supplies on account of lower output from wind farms under contract, as output from these farms fluctuates according to weather and climate conditions. It is also attributable to a $113-million decrease in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements. It is important to note that in winter 2021–2022, we had to purchase large quantities of energy on the markets to meet increased demand resulting from the very cold winter temperatures. Lastly, purchases made for electricity export purposes rose by $79 million due to an increase in related supply volume, partly resulting from the low runoff conditions in 2023.

Depreciation and amortization

Depreciation and amortization expense amounted to $3,089 million, compared to $2,828 million a year earlier. This $261-million increase is mainly attributable to the $154-million increase in depreciation and amortization of property, plant and equipment and intangible assets, this being largely due to the commissioning of assets in 2022 and 2023, in particular Romaine-4 generating station, in addition to the consolidation of the depreciation of GRH’s fixed assets following its acquisition by us. It is also the result of the recognition of a subsequent expense of $140 million related to this acquisition. Considering the rise in interest rates since the acquisition date, in the fourth quarter, we compared the total carrying amount of the net assets acquired with their aggregate fair value. The fair value was found to be lower than the recorded carrying value of the net assets, resulting in the recognition of an expense.

Taxes

Taxes amounted to $1,217 million, or $13 million less than the $1,230 million recognized in 2022, due in part to a decrease in water-power royalties attributable to lower output volume mitigated by the indexation of the applicable rate.

Financial expenses

Financial expenses stood at $2,404 million in 2023, a $110-million increase compared to the $2,294 million recorded the previous year. Interest on debt securities rose by $295 million, mainly on account of rising interest rates on the capital markets. However, this increase was mitigated by a $200-million increase in net investment income, attributable to rising interest rates and the increase in volume of short-term investments.

Key Figures

	2023	2022

OPERATIONS AND DIVIDEND ($M)

Revenue	16,086	16,567

Income before financial expenses	5,692	6,851

Net income	3,288	4,557

Dividend	2,466	3,418

BALANCE SHEETS ($M)

Total assets	92,668	89,374

Property, plant and equipment and intangible assets	76,185	71,080

Long-term debt, including current portion	55,155	51,541

Equity	27,527	26,877

FINANCIAL RATIOS

Return on equity (%)[a]	12.2	17.6

Capitalization (%)[b]	33.7	34.6

Profit margin (%)[c]	20.4	27.5

Interest coverage[d]	2.25	2.94

Self-financing (%)[e]	47.5	55.4

a)

Net income divided by average equity for the year less average accumulated other comprehensive income for the year. The decrease in this ratio compared to 2022 is mainly attributable to the decline in net income.

b)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

c)	Net income divided by revenue. The decrease in this ratio compared to 2022 is mainly attributable to the decline in net income.

d)

Sum of income before financial expenses and net investment income divided by interest on debt securities. The decrease in this ratio compared to 2022 is mainly attributable to the combined effect of the decline in income before financial expenses and the increase in interest on debt securities.

e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities—excluding acquisitions and disposals of short-term investments and sinking fund securities—and repayment of long-term debt. The decrease in this ratio compared to 2022 is mainly attributable to the increase in the dividend paid.

Note: Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

Cash and Capital Management

Operating activities

Cash flows from operating activities amounted to $7.2 billion in 2023, compared to $6.9 billion in 2022. The cash flows were used to pay the dividend for 2022 and to finance a portion of the investment program, among other things.

Investing activities

In 2023, we invested $4.9 billion in property, plant and equipment and intangible assets, compared to $4.3 billion in 2022. More than two thirds of the amount invested in 2023 was allocated to large-scale asset sustainment initiatives, while the remaining investments were allocated to major development projects. It should be noted that our investments to ensure the sustainment of our generation, transmission and distribution assets have increased steadily in recent years. In fact, funds allocated to sustainment in 2023 have increased by more than 50% compared to five years ago. Similarly, one of the objectives of the Action Plan 2035 includes increasing investments in the power grid to offer customers reliable, high-quality service at an affordable price.

We allocated $3.3 billion to asset sustainment. In particular, we continued to invest in our generating facilities to ensure their long-term operability and maximize their output. Of note are projects underway at Rapide-Blanc and Carillon generating stations, as well as the Bersimis-2 development. We have begun work on the first two generating stations to increase their capacity and thereby be better equipped to meet the anticipated increase in electricity demand. At the same time, we dedicated significant funds to the construction of transmission lines designed to reinforce our system and enhance our operating flexibility. One of the largest such projects in recent years was completed with the commissioning of the 735-kV line that now connects Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. This 262-km line is expected to help maintain the reliability and improve the operational flexibility of the transmission system and reduce electrical losses associated with the distances covered. In addition, the installation of two new converter units is underway at Châteauguay substation, in the Montérégie region. Furthermore, we have continued to invest in upgrading and modernizing our transmission facilities, such as through the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, we carried out work to optimize the operation of our distribution system and to maintain and improve the quality of our distribution assets.

Investments in development projects totaled $1.6 billion. In particular, significant funds were allocated to various projects to handle the growing customer base in Québec and increase output capacity. For example, work is underway at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing projects include the construction of the Hertel–New York interconnection line, to connect with the Champlain Hudson Power Express line, which is expected to make it possible to supply New York City with electricity, as well as the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids. Lastly, work has been stepped up on a major project to meet growing demand in the Saguenay–Lac-Saint-Jean region. This project includes the creation of a section in Chamouchouane substation in order to lower the voltage level from 735 kV to 161 kV, as well as the construction of a new line between this substation and Saint-Félicien substation.

We are also continuing our transportation electrification efforts with ongoing investments in our public charging network, the Electric Circuit, and the modernization of our vehicle fleet.

Financing activities

In a context marked by rising interest rates, we carried out 7 fixed-rate issues on the Canadian capital market during the year: 3 medium-term note issues maturing in 2029, totaling $1.8 billion, at an average cost of 3.87%, and 4 bond issues maturing in 2063, totaling $1.9 billion, at an average cost of 4.27%.

The funds raised, in the total amount of $3.7 billion, were partly used to support a portion of the investment program and to repay maturing debt.

Sources of Financing

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2023

Operating credit lines	C$ or US$1,000 million[a]		C$0.5 million

Credit facility[b]	US$2,000 million[c]		–

Commercial paper[b]	US$5,000 million or equivalent in C$	United States or Canada	–

Medium-term notes[b]	US$3,000 million or equivalent in other currencies	United States	US$202 million[d]

	C$20,000 million or equivalent in US$	Canada	C$14,128 million[d]

a)

Of this amount, available balances of US$200 million, C$2 million and $335 million in Canadian or U.S. dollars are covered by operating credit line agreements with the financial institutions concerned.

b)	Guaranteed by the Québec government.

c)	Including a US$750-million swing loan.

d)	Net proceeds from the issuance of medium-term notes.

Dividend and capitalization rate

The dividend payable to the Québec government for 2023 is $2,466 million. The capitalization rate was 33.7% as at December 31, 2023.

Under the Hydro-Québec Act (CQLR, c. H-5), the dividend cannot exceed 75% of net income. Moreover, the Québec government may not declare, in respect of a given year, a dividend in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year.

Regulatory Framework

The Act respecting the Régie de l’énergie (CQLR, c. R-6.01) grants the Energy Board exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed in Québec. Our electricity transmission and distribution activities are therefore regulated.

Power transmission

As the provider of power transmission services in Québec, we operate and develop one of the most extensive power transmission systems in North America. We market system capacity and manage power flows throughout Québec, offering non-discriminatory access to our system to all market players in compliance with applicable regulatory requirements.

Rate case

With regard to our transmission activities, we have postponed filing the application to amend our rate application for the years 2023 and 2024.

For 2023 and 2024, the Energy Board has authorized the provisional maintenance of 2022 rates. The revenue authorized for transmission rate-setting purposes for 2022 totaled $3,197 million, namely $2,813 million for native-load transmission and $384 million for short- and long-term point-to-point transmission services.

Electricity distribution

In our role as power distributor in Québec, we have the mandate to provide electricity to the Québec market and to deliver reliable power and quality services to our customers with a view to efficiency and sustainable development. In this context, we also promote energy efficiency.

Rate-setting

Since 2019, the Act respecting the Régie de l’énergie has provided that rates are to be set or modified by the Energy Board every five years commencing on April 1, 2025, and that, in the interim, they are to be adjusted each year based on the annual change as at September 30 in the average Québec Consumer Price Index, excluding alcoholic beverages, tobacco products and recreational cannabis (average CPI). However, it authorizes us to apply to the Energy Board, before the deadline, to modify our distribution rates if they do not allow for recovery of the cost of service. In February 2023, the Parliament of Québec passed An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the “Act”). Among other things, the Act stipulates that the indexation rate for domestic electricity rates will be based on the lesser of the average CPI and the top rate of the Bank of Canada’s inflation-control range.

On April 1, 2023, the increase in domestic rates was thus limited to 3% in accordance with the Act. The business customer rates were indexed at a rate of 6.5%, which is equal to the average CPI between September 30, 2021, and September 30, 2022. The large-power industrial rate (“Rate L”) was increased by 4.2%, which is equal to the 0.65 rate set by the Energy Board in March 2023 multiplied by the general indexation factor of 6.5%.

All distribution rates were increased by 2.6% for the rate year ended March 31, 2023, with the exception of Rate L, which was increased by 1.7%.

For the rate year beginning April 1, 2024, the increase in domestic rates will be capped at 3% in accordance with the provisions of the Act. Rates for business customers will rise by 5.1%, which is equal to the average CPI between September 30, 2022, and September 30, 2023. As for the increase that applies to Rate L, an Energy Board decision on the matter is expected during the first quarter of 2024. If the Energy Board decides to maintain the rate at 0.65, as determined in 2023, this increase would rise to 3.3% (see Energy Board decision in “Regulatory Framework – Distribution activities”).

Year after year, our electricity rates continue to be among the most affordable anywhere in North America.

Supplying electricity to the Québec market

In our distribution activities, we rely on several sources to supply the Québec market, mainly the heritage pool of 165 TWh. We also issue short- and long-term calls for tenders to meet the needs that are not covered by the heritage pool.

For short-term needs, we may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unexpected needs that cannot be otherwise met, we rely on a framework agreement covering the period from January 1, 2023, to December 31, 2025. The Energy Board approved the renewal of this agreement in December 2022.

In November 2023, we filed the first progress report on the Electricity Supply Plan 2023–2032 with the Energy Board. This report provides an updated demand forecast for the Québec market, which projects 11.8-TWh growth over the period covered by the report, and outlines the events that have influenced supply planning as well as the measures taken since the Plan was filed in November 2022. We are also continuing our efforts to promote energy efficiency. For example, we have developed an integrated offer based on raising awareness among customers and helping them make lasting changes in the way they use electricity. In addition, we constantly adjust our programs according to market needs and our requirements, seek to ensure that our initiatives are in line with those of our various partners and remain on the lookout for potential energy savings from new technologies.

Finally, in July 2021, we entered into a partnership agreement with Énergir to reduce greenhouse gas emissions associated with heating residential, commercial and institutional buildings. The agreement seeks to implement a dual-energy solution combining electricity and natural gas in keeping with the 2030 Plan for a Green Economy, which establishes the Québec government’s electrification and climate change policy framework. Under this agreement, we pay Énergir an annual contribution (the “GHG Contribution”) based on actual volumes of natural gas converted to electricity. This contribution is expected to reach $85 million per year by 2030. In May 2022, the Energy Board adopted a general principle authorizing us to include the GHG Contribution in the calculation of revenue requirements for distribution rate-setting purposes. In February 2023, a second Energy Board panel revoked its May 2022 decision, stating that the current regulatory framework does not allow for the GHG Contribution to be factored into its rate review scheduled for 2025 under an innovative approach to decarbonization. In March 2023, an application for judicial review of the decision rendered by the second Energy Board panel was filed before the Superior Court of Québec. The application was heard in December 2023. On February 16, 2024, the Superior Court restored the decision of the first panel which had adopted a general principle authorizing us to include the GHG Contribution in the calculation of revenue requirements for distribution rate-setting purposes. The launch of the dual-energy offer for residential customers took place in June 2022, and the offer for commercial and institutional customers was launched in November 2023. For the latter customers, the launch took place after a dual-energy rate was set and then approved by the Energy Board in June 2023 (Rate CI) (see details on partnership agreement with Énergir in “Distribution Activities - Long-Term Contracts Awarded”).

Organizational Structure

According to the value chain model, i.e., the sequence of key activities that allow us to carry out our mission and create value for our customers, there are three groups, or links, that constitute our chain:

●	Groupe – Stratégies et finances (Strategy and Finance Group)

●	Groupe – Planification énergétique et expérience client (Energy Planning and Customer Experience Group)

●	Groupe – Exploitation et infrastructures (Operations and Infrastructure Group)

The mandate of the Groupe – Stratégies et finances (Strategy and Finance Group) is to develop our strategic objectives, allocate resources, and oversee financial and risk management, in such a way as to maximize our contribution to the decarbonization of the Québec economy and the enhancement of collective prosperity. In concrete terms, this group is responsible for energy transactions and commercialization strategies to promote the clean, renewable energy generated by us for all our markets. It constantly monitors the energy sector and conducts strategic R&D projects, in addition to carrying out development activities and entering into partnerships as part of various projects. It is also responsible for financial planning and assessing performance in order to meet our strategic and operational objectives. In addition, it aims to protect our financial stability by developing strategies to carry out our financing, cash management and financial risk management activities. It is also tasked with establishing regulatory financial frameworks and handling the financial aspect of rate cases. Furthermore, it coordinates the business risk portfolio and monitors market and credit risk, as well as overseeing all our accounting and control activities and providing guidelines and advice regarding taxation and accounting expertise. Lastly, it aims to maximize the financial performance of the Pension Plan, based on a level of risk deemed acceptable.

The mandate of the Groupe – Planification énergétique et expérience client (Energy Planning and Customer Experience Group) is to forecast Québec’s electricity needs in the context of the energy transition and to manage energy supplies, including by leveraging agreements with partners. It is also tasked with overseeing the development of products and services for the customer base in Québec, particularly in terms of power management—specifically Hilo and dynamic pricing—as well as rate options, energy efficiency programs and the Electric Circuit. It conducts these activities with a view to striking a balance between supply and demand at the lowest possible cost, while maximizing our contribution to achieving the Québec government’s decarbonization and economic development objectives. Lastly, it aims to always provide each customer with an optimal experience.

The Groupe – Exploitation et infrastructures (Operations and Infrastructure Group) oversees the design, management, operation and maintenance of the energy system, and aims to increase the system’s resilience to climate change. Its mission is to ensure the development of the energy system and efficient infrastructure management, while offering high-quality electricity services that meet the needs of Québec customers. Accounting for more than two thirds of our total workforce, it is also tasked with providing reliable service via the optimal performance of operating and support activities, developing an overall vision of energy system performance, overseeing the integration of new renewable energy sources, and developing and carrying out construction and refurbishment projects related to electricity generation, transmission and distribution as cost-effectively as possible. At the same time, it also aims to strengthen the supply chain and better manage our equipment to prepare for the significant challenges that are anticipated to arise from the expected increase in investments, while maximizing sustainable wealth creation for Québec. Lastly, it is responsible for occupational health and safety and environmental activities.

These three groups are supported by five cross-functional groups in fulfilling our core mission: the Groupe – Affaires corporatives, juridiques et réglementaires et gouvernance (Corporate, Legal and Regulatory Affairs and Governance), Groupe – Affaires publiques, relations externes et communications (Public Affairs, External Relations and Communications), Groupe – Technologies numériques (Digital Technologies), Groupe – Audit interne (Internal Audit) and Groupe – Talents et culture (Talent and Culture).

Integrated Risk Management

For many years, we have applied an integrated risk management process as part of our ongoing activities. This process is supported by various control, communication and assessment mechanisms intended to ensure dynamic monitoring of risk developments.

All our groups have a role to play. As part of their activities, they manage the risks to which they are exposed and reassess them on a regular basis, daily in some cases, using the tools developed by the Groupe – Stratégies et finances, among other things. In concrete terms, each group must identify and assess its main risks and then develop and apply measures to manage them to ensure that residual risks are at a level acceptable to us. The groups report periodically on their risk management and monitoring activities to the Management Committee, which then acts as a risk management committee to provide overall risk monitoring. This approach makes it possible to create an enterprise risk portfolio during the annual planning process. The portfolio is presented to the Board of Directors with the Business Plan, which includes a sensitivity analysis indicating the impact of certain risks on our capacity to attain our net income target.

Financial risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, liquidity and credit risk. The adoption of strategies that include the use of derivative instruments and systematic monitoring considerably reduces exposure to such risks and their impact on our results.

To manage market and credit risks, a team of specialists that is independent from the teams carrying out the transactions constantly monitors a number of indicators related to financial and energy transactions, recommends strategies and applies controls aimed at reducing risk.

Market risk

Our results are subject to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Fluctuations in the Canadian dollar’s exchange rate relative to the U.S. dollar affect revenue from sales denominated in U.S. dollars as well as the cost of U.S. dollar–denominated debt. Interest rate fluctuations affect financial expenses and pension costs. Lastly, energy price fluctuations affect revenue from wholesale markets, while aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

We mainly use derivative financial instruments to manage our market risks. The purpose of this management approach is to limit the impact of risk on our results, according to strategies and criteria that are established based on our tolerance. In addition, market risk over the medium and long term is mitigated by the offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses, on the one hand, and the impact of such an increase or decrease on pension costs, on the other.

Our pension costs are also subject to the risk of fluctuation in the fair value of investments held in the Pension Fund portfolio. To manage this risk, we rely on asset diversification and on investment management strategies that include the use of derivatives.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. This type of risk may arise from difficulties accessing sources of financing to carry out its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows from operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments.

Credit risk

Credit risk is the risk that a counterparty may not meet its contractual obligations.

We are exposed to credit risk related to receivables through ongoing electricity sales in Québec.

We are also exposed to credit risk related to the cash equivalents, short-term investments and derivative instruments we trade with financial institutions and other issuers and, to a lesser extent, with North American energy companies. These derivative instruments are associated with power purchase agreements we conclude to supply the Québec market and with energy transactions on markets outside Québec.

Exposure to credit risk is partially offset by putting in place frameworks and limits related to risk concentration and counterparty exposure. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial position of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to keep the market value of the main derivative instrument portfolios below a predetermined threshold.

Regulatory risks

We are exposed to regulatory risks because, under the Act respecting the Régie de l’énergie, our electricity transmission and distribution operations are regulated. The decisions handed down by the Energy Board may therefore affect the results associated with these activities. In particular, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

However, An Act to simplify the process for establishing electricity distribution rates, which came into force in 2019, put an end to the regulatory practice whereby any variance between the actual amounts of certain items, in particular revenue variances related to weather conditions and variances related to the cost of electricity supplies, and the amounts forecast in the rate filings, which were based on climate normals and recognized by the Energy Board for rate-setting purposes, could later be factored into the rates. As a result, we are now exposed to the risks associated with these items, which were formerly covered by variance and deferral accounts. Since 2021, however, these risks have been partially offset by the annual indexation of the distribution rates.

Various means have been put in place in an attempt to reduce the impact of risk on the revenue and expenditure related to regulated activities. These measures include submitting complete and well-argued files to the Energy Board and maintaining a constructive dialogue with the Energy Board and the intervenors, particularly during working sessions.

Operational risks

Managing an electric power system like ours poses many technical challenges associated with the aging of the equipment, technological progress and changing customer needs, particularly in the context of the energy transition. We must make informed decisions to plan our short- and long-term investments.

We intend to develop our power system into a diversified, smart and resilient energy system capable of integrating decentralized energy resources and a higher volume of variable energy sources, as well as leading-edge digital technologies that can increase operational flexibility and help meet customer needs and expectations.

Generation activities

One of the principal uncertainties related to generation activities relates to natural water inflows. We must maintain sufficient energy reserves to meet our commitment to supply the Heritage Pool Electricity while still fulfilling our contractual obligations. In concrete terms, this means being able to cover a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To manage this risk, we rely on several mitigation measures that we adhere to rigorously. We manage our reservoir storage on a multiyear basis and maintain an adequate margin between our commitments and our generating capacity. This margin allows us to compensate for variations in runoff, replenish our reserves or take advantage of business opportunities. We regularly report to the Energy Board on our generating capacity and our energy reserve.

Moreover, we operate many generating stations and control structures in southern Québec, particularly on the Rivière Saint-Maurice, the Rivière des Outaouais (Ottawa River) and the Fleuve Saint-Laurent (St. Lawrence River), along which a number of urban centers and other agglomerations are located. These rivers experience major spring flooding. To reduce the impact of flooding on communities, we plan ahead and manage our facilities in such a way as to maximize public safety, by carrying out rigorous monitoring and by working closely with the authorities. For example, various reservoirs are used to limit the risk of flooding. We also hold numerous information sessions each year to educate the public about the key role that our reservoirs and control structures play in managing floods.

Temperature variations and the difference between actual demand on the Québec market and projections represent another risk, as these factors impact energy sales in Québec and the volume available for export.

In addition to runoff and temperature uncertainties, export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk is the result of fluctuations in energy prices on markets outside Québec. It is mitigated by the ongoing monitoring of trends on wholesale markets and the use of hedging derivatives. The risk of unavailability of generating and transmission equipment is mitigated through the implementation of maintenance and upgrade programs.

The risks related to export activities are quantified in an integrated fashion by a team of specialists that is independent from the team carrying out the transactions. This team sees to the application of controls, submits daily reports to the managers who oversee these activities and ensures compliance with the limits approved by Management and the Board of Directors.

Transmission activities

Several factors, such as extreme weather events and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. The multifaceted strategy we adopted to prevent these problems includes compliance with the standards of the North American Electric Reliability Corporation (NERC) as well as various measures to maintain and reinforce our power system in order to ensure that assets continue to operate smoothly throughout their useful lives. It is worth noting in this regard that the Direction principale – Contrôle des mouvements d’énergie et exploitation des réseaux of the Groupe – Exploitation et infrastructures serves as the Reliability Coordinator for transmission systems in Québec, a role it was assigned by the Energy Board in 2007.

We must ensure adequate transmission capacity to supply our distribution system and the facilities of other customers, as well as transmission system security and reliability. To do so, we apply optimal management of the annual peak load and invest in modernizing our transmission facilities based on an asset management model. We have also undertaken major projects to replace the grid control systems, special protection systems and substation protections and controls.

Distribution activities

The continuity of the electricity distribution service is a critical issue for us. However, as climate change becomes apparent around the world, it is also having a very real impact on our power grid and on the daily lives of our customers due to the power outages that come with it, among other things. That is why we are planning to increase investments in our power grid to offer reliable, high-quality service at an affordable price.

We deal at all times with demand fluctuations (in normal weather conditions) that result from the economic and energy-related situation and that impact our results. Since An Act to simplify the process for establishing electricity distribution rates came into force, we have also been exposed to risks associated with weather conditions, namely revenue variances related to temperature fluctuations, and variances in electricity supply costs. To limit the impact of all these risks, we constantly fine-tune our method of forecasting electricity demand.

Construction activities

One of the risks we face in our construction projects is occupational health and safety on our jobsites. To manage this, we focus on controlling the main dangers and on the leadership of our field crews, taking action throughout the planning and completion of the projects with the goal of being an occupational health and safety benchmark in the construction sector in Québec.

In the preliminary design phase, we identify the risks and implement mitigation measures. During the execution of the work, we continually monitor the application of these measures, through systematic jobsite inspections, to ascertain their efficacy and uncover any residual risks in order to put the appropriate means of oversight in place. We also intervene regularly with the contractors. In light of workforce turnover, orientation, qualification and support for new workers are emphasized. All the teams work together to achieve a common goal: offering a safe, healthy and respectful work environment. The institution of the Principal contractor’s safety program, which defines our health and safety expectations for contractors, is the first step in the deployment of standards to manage the main risks on jobsites.

Pressure on construction project costs is another risk to which we are constantly exposed. This pressure stems from such factors as a labor shortage due in part to the boom in Québec’s construction industry, the increase in prices for certain materials and products, as well as issues such as late deliveries, poor quality and work stoppages, which affect project schedules. In 2023, inflation, supply challenges in many sectors of the economy and post-pandemic recovery plans had an impact on project costs and the availability of labor.

To meet our commitments and continue to apply high safety and quality standards, we implemented a number of measures to reduce our exposure to risk. For instance, teams analyze health and safety risks and then develop integrated solutions to eliminate or mitigate these risks in the early stages of engineering. In addition, we closely monitor project schedules, costs, accidents and risks specific to each project or key deliverable, an approach that enables us to ensure that projects are progressing as planned and to take any necessary corrective action. We also maintain ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect our activities. Finally, we monitor markets and develop strategies to foster competition, increase our attractiveness (as a customer), ensure the sustainability of supplies and maintain expertise in our markets. We also adjust our project completion strategies based on economic conditions, in consultation with our partners.

Corporate and other activities

Occupational health and safety

We are continuing the company-wide shift we initiated to change our culture and improve our performance in occupational health and safety (OHS) in order to protect all staff members and suppliers. At the heart of our efforts is to make overall health, including psychological health, a pillar of operational performance, in order to reduce risk and protect the well-being of all.

We are also continuing to take concrete steps to control the main hazards and to prevent those with a potential for serious risk by relying on simple and consistent standards. Managers exercise their leadership by conducting inspections and other prevention activities in the field. Priority is placed on nine principal identified hazards. We have established clear, consistent requirements for these hazards, and support our suppliers to help them fulfill their OHS role.

Health and safety performance indicators continue to be monitored in dashboards and performance reviews.

Safety of individuals and security of assets, reputation and revenue

We take every possible measure to protect our employees and third parties against any threats, hazards, disasters and exceptional circumstances that might occur in the course of operations. We carry out continuous monitoring of threats and vulnerabilities, and of the safety measures necessary for accomplishing our mission. We also take care to secure all our physical assets, information assets and cyber assets.

To help ensure optimal protection of individuals and of our assets, reputation and revenue, we are committed to fostering a culture focused on safety and security; increasing public awareness of the need for good safety habits near our facilities; anticipating, evaluating and mitigating risks and threats; establishing and applying adapted safety measures; ensuring surveillance of assets and detection of anomalies; responding quickly in the event of harm, damage or threat to individuals, assets or revenue in order to limit impacts; complying with legal and regulatory requirements; and taking part in government safety and security initiatives.

Concerning protection of revenue and reputation, we pay special attention to electricity theft, fraud, intellectual property infringement and possible attacks on the grid. To counter these risks, we rely on a series of measures, including an analytical method for detecting electricity theft, the creation of a team dedicated to investigating collusion, corruption, fraud and economic integrity, the proactive verification of security risks, as well as continued active surveillance in collaboration with our partners. To minimize the risk of damage to our reputation in relation to the establishment of a business relationship with an external company or partner, we carry out risk assessments when necessary.

In addition, we have a corporate emergency response plan to ensure the continuity of our operations and our mission in case of an exceptional occurrence. The corporate plan serves to align the actions and effective implementation of the emergency response plans of all the groups during such events with the aim of strengthening and improving coordination of the efforts of all internal and external responders, including public authorities.

Security of digital technologies

Cybersecurity is a key concern for us. To manage this issue, we rely on a multidisciplinary team that works closely with a network of external collaborators. Together, these stakeholders protect technological assets, anticipate and analyze threats, and rigorously monitor related risks. We regularly assess the mitigation measures in place and deploy new strategies based on changes in the business environment and emerging trends in security.

Growth in demand

We are called on to play a central role in the electrification of Québec and intend to leverage our expertise in clean, renewable energy to contribute to the continuing reduction of the use of fossil fuels. The energy transition presents its own unique challenges, such as the tightening of energy and capacity balances, the increased investments required to meet the growth in demand and the need to use energy wisely. To this end, in 2023, we published our Action Plan 2035, which aims to reduce greenhouse gases, meet expected growth in electricity demand and offer customers a simpler, more reliable and affordable service.

Environment

Every year, we review our identification of environmental risks and opportunities using our ISO 14001:2015–certified environmental management system. We thereby seek to better control the impact of our operations and projects on biophysical and human environments and to maximize the positive environmental spin-offs of our presence throughout Québec.

Climate change

To manage the risks we face in relation to climate change, we conducted a study assessing human risks as well as risks related to our infrastructure and activities. This assessment measured the impact of climate change and established concrete measures, with targets and indicators, in each action category: facility design and operations, power outages and impacts on assets, and worker health and safety. At the end of this exercise, we released our first Climate Change Adaptation Plan in 2022, which provides a governance framework to manage physical climate change risks. In 2023, we focused on implementing and monitoring actions to mitigate the risks identified in the adaptation plan.

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Hydro-Québec and its subsidiaries (the Group), which comprise the consolidated balance sheets as at December 31, 2023 and 2022, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2023, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2023 and 2022, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2023, in accordance with United States generally accepted accounting principles (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit adressed the key audit matter

Capitalization of labor costs to property, plant and equipment

Description of the matter

As discussed in notes 1 and 9 to the consolidated financial statements, property, plant and equipment are carried at cost, which comprises the cost of materials and labor, other costs directly related to projects that meet capitalization criteria, as well as financial expenses capitalized during construction. Maintenance and repair costs are recognized in results when incurred.

Why the matter is a key audit matter

Given the magnitude and volume of capitalized self-build projects to which a number of employees are assigned, we made significant efforts in conducting our audit procedures regarding the Group’s determination of the portion of labor costs directly attributable to projects that meet the capitalization criteria. Accordingly, we identified the capitalization of labor costs to property, plant and equipment as a key audit matter.

Our audit procedures conducted to address this key audit matter included the following:

◾   We obtained an understanding, evaluated the design and tested the operating effectiveness of key controls over the process for capitalizing labor costs to property, plant and equipment;

◾   For a selection of hours capitalized in projects, we discussed with the managers responsible the hours capitalized and the nature of the project;

◾   For a sample of capitalized labor costs, we compared the number of hours spent by an employee to the number of hours charged to this project in the approved time sheet;

◾   For a selection of capitalized projects, we investigated certain variances between the actual capitalized costs and the approved budgeted costs by examining the supporting documents.

Key audit matter	How our audit adressed the key audit matter

Determining the projected benefit obligation of the pension plan

Description of the matter

As stated in notes 1 and 17 to the consolidated financial statements, projected benefit obligation of the pension plan amounted to $25,290 million as at December 31, 2023.

The projected pension obligation of the pension plan is calculated according to the projected benefit method prorated on years of service. The calculation is based on Management’s best estimates, including the following significant assumptions: discount rate, salary escalation, mortality rate and employee retirement age.

Why the matter is a key audit matter

Given the magnitude and sensitivity of the Group’s calculation of the pension plan’s projected benefit obligation to minor changes in certain significant assumptions, significant judgments on our part and specialized actuarial expertise and knowledge were required to assess the results of our audit procedures with respect to Management’s material assumptions. Accordingly, we identified the determination of the projected benefit obligation of the pension plan as a key audit matter.

Our audit procedures conducted to address this key audit matter included the following:

◾   We compared a selection of data used by actuarial experts chosen by Management to the Group’s records.

◾   We assessed the appropriateness of significant assumptions by assessing in particular:

○   The salary escalation rate compared with historical data and collective agreements;

○   Employee retirement age compared with historical data.

◾   We involved our actuarial professionals with specialized skills and knowledge to help us assess:

○   The method used to determine the discount rate and its calculation, by comparing the discount rate with the published external rates;

○   The adjustments made by the Group to the published Canadian mortality table based on historical plan data;

○   Appropriateness of the Group’s actuarial model.

Other Information

Management is responsible for the other information. The other information comprises the information included in a document to be entitled Annual Report – Form 18-K, but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report – Form 18-K is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report – Form 18-K, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The engagement partners from KPMG LLP and from Ernst & Young LLP on the audit resulting in this independent auditors’ report are respectively [REDACTED] and [REDACTED].

On behalf of the Auditor General of Québec,

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Patrick Dubuc, CPA auditor
Assistant Auditor General

Montréal, Québec

February 16, 2024

[1]	FCPA auditor, public accountancy permit [REDACTED]
[2]	CPA auditor, public accountancy permit [REDACTED]

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

Years ended December 31 In millions of Canadian dollars	Notes	2023	2022	2021

Revenue	5	16,086	16,567	14,526

Expenditure

Operations		4,132	3,844	3,288

Other components of employee future benefit cost	17	(689)	(1,020)	(743)

Electricity purchases		2,645	2,834	2,169

Depreciation and amortization	4, 9	3,089	2,828	2,689

Taxes	6	1,217	1,230	1,191

		10,394	9,716	8,594

Income before financial expenses		5,692	6,851	5,932

Financial expenses	7	2,404	2,294	2,368

Net income		3,288	4,557	3,564

Consolidated Statements of Comprehensive Income

Years ended December 31 In millions of Canadian dollars	Notes	2023	2022	2021

Net income		3,288	4,557	3,564

Other comprehensive income	15

Net change in items designated as cash flow hedges	14	488	874	(544)

Net change in translation differences		(23)	23	(6)

Net change in items designated as net investment hedges	14	26	–	–

Net change in employee future benefits	17	(665)	1,534	1,586

Other		2	47	11

		(172)	2,478	1,047

Comprehensive income		3,116	7,035	4,611

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31 In millions of Canadian dollars	Notes	2023	2022

ASSETS
Current assets

Cash and cash equivalents		2,111	1,773

Short-term investments		1,206	2,015

Accounts receivable and other assets	8	3,767	4,292

		7,084	8,080

Property, plant and equipment and intangible assets	9	76,185	71,080

Regulatory assets	3	1,819	1,026

Employee future benefit assets	17	4,656	5,911

Other assets	10	2,924	3,277

		92,668	89,374

LIABILITIES
Current liabilities

Borrowings		–	4

Accounts payable and other liabilities	11	4,134	3,944

Dividend payable	15	2,466	3,418

Current portion of long-term debt	12	1,416	1,011

		8,016	8,377

Long-term debt	12	53,739	50,530

Employee future benefit liabilities	17	1,275	1,173

Other liabilities	13	2,111	2,417

		65,141	62,497

EQUITY	15
Share capital		4,374	4,374

Retained earnings		22,910	22,088

Accumulated other comprehensive income		243	415

		27,527	26,877

		92,668	89,374

Commitments and contingencies	18

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

Years ended December 31 In millions of Canadian dollars	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			3,288		3,288

Other comprehensive income	15			(172)	(172)

Dividend	15		(2,466)		(2,466)

Balance as at December 31, 2023		4,374	22,910	243	27,527

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income			4,557		4,557

Other comprehensive income	15			2,478	2,478

Dividend	15		(3,418)		(3,418)

Balance as at December 31, 2022		4,374	22,088	415	26,877

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income			3,564		3,564

Other comprehensive income	15			1,047	1,047

Dividend	15		(2,673)		(2,673)

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 In millions of Canadian dollars	Notes	2023	2022	2021

Operating activities

Net income		3,288	4,557	3,564

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		3,089	2,828	2,689

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(452)	(424)	(342)

Other		637	77	296

Regulatory assets and liabilities		(173)	(525)	(231)

Change in non-cash working capital items	16	814	339	(852)

		7,203	6,852	5,124

Investing activities

Additions to property, plant and equipment and intangible assets		(4,898)	(4,271)	(4,223)

Acquisition of a company, net of cash acquired	4	(2,019)	–	–

Acquisition of investments	10	–	–	(197)

Acquisition of short-term investments and sinking fund securities		(5,218)	(4,395)	(2,413)

Disposal of short-term investments and sinking fund securities		6,028	2,778	2,282

Other		58	(29)	(73)

		(6,049)	(5,917)	(4,624)

Financing activities

Issuance of long-term debt		3,872	5,445	3,728

Repayment of long-term debt		(1,102)	(3,246)	(1,958)

Cash receipts arising from credit risk management		3,513	5,550	3,862

Cash payments arising from credit risk management		(3,670)	(5,575)	(4,524)

Dividend paid		(3,418)	(2,673)	(1,727)

Other		9	21	(35)

		(796)	(478)	(654)

Foreign currency effect on cash and cash equivalents		(20)	19	(16)

Net change in cash and cash equivalents		338	476	(170)

Cash and cash equivalents, beginning of year		1,773	1,297	1,467

Cash and cash equivalents, end of year		2,111	1,773	1,297

Supplementary cash flow information	16

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2022 and 2021.

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Hydro-Québec was established under the Hydro-Québec Act (CQLR, c. H-5). Its mission is to provide reliable electric power to the Québec market by using primarily clean and renewable sources of energy and operating an integrated electricity generation, transmission and distribution system. It also exports electricity to neighboring markets in Canada and the United States. As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1	Significant Accounting Policies

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach, and its results are analyzed on a consolidated basis.

Management has reviewed events occurring until February 16, 2024, the date of approval of these consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Regulation

The Act respecting the Régie de l’énergie (CQLR, c. R-6.01) grants the Régie de l’énergie of Québec (the “Régie”) exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are to be set on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

Since January 1, 2019, the power transmission rates have been subject to performance-based regulation (PBR), applicable for a four-year period. Under PBR, rates for the 2019 rate year were set using the cost-of-service method, while those from the 2020 to 2022 rate years were determined using a parametric formula specifically for transmission activities. This parametric formula provides that some unpredictable costs are to be set based on the cost-of-service method, while the other cost components are to be calculated using an indexation formula. In decision D-2022-157 rendered on December 21, 2022, the Régie authorized the provisional renewal, effective January 1, 2023, of Hydro-Québec’s power transmission rates for 2022.

The electricity distribution rates are governed by An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27). This Act, which came into force in December 2019, effectively amended the Act respecting the Régie de l’énergie. In particular, it specifies that electricity distribution rates are to be set by the Régie every five years commencing on April 1, 2025, and that, in the interim, they will be adjusted each year based on the annual change in the average

Québec Consumer Price Index. More specifically, the indexation rate for residential electricity rates has been capped at the top rate of the Bank of Canada’s inflation-control range since the coming into force in February 2023 of An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (S.Q. 2023, c. 1). Lastly, the Act to simplify the process for establishing electricity distribution rates authorizes Hydro-Québec to apply to the Régie, before the deadline, to modify its electricity distribution rates if they do not allow for recovery of the cost of service.

Under U.S. GAAP, it is acknowledged that rate regulation may affect the timing of the recognition of certain transactions in the consolidated results, giving rise to the recognition of regulatory assets and liabilities.

When certain costs incurred may likely be recovered in future rates, such costs are deferred and recognized as assets. However, if it is probable that Hydro-Québec will be required to reimburse customers, or when costs that will be incurred in the future have been recovered, a liability is recognized. The balances of these assets and liabilities are amortized over the recovery periods approved by the Régie.

The risks and uncertainties related to regulatory assets and liabilities are monitored and assessed from time to time. When Hydro-Québec deems that the net carrying amount of a regulatory asset or liability is no longer likely to be taken into account in determining future rates, a loss or gain is recognized in the results for the period during which the judgment is made.

Scope of consolidation

The consolidated financial statements include the accounts of Hydro-Québec and its subsidiaries. All intercompany balances and transactions are eliminated at the time of consolidation.

Investments over which Hydro-Québec has joint control or significant influence are accounted for on an equity basis in other assets. These investments are initially recognized at cost, and their carrying amount is subsequently increased or decreased by an amount equal to Hydro-Québec’s share of the changes in their net assets after the date of acquisition. Hydro-Québec’s share of the results of these investments is recognized in revenue from other activities. Dividends received are applied against the carrying amount of the investments.

Note 1	Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to the carrying amount of regulatory assets; fair value measurements of financial instruments; as well as the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense. They also concern cash flows, the expected timing of payments, and the discount rates used to determine asset retirement obligations and employee future benefit obligations, which are based on different economic and actuarial assumptions. Actual results could differ from those estimates and such differences could be significant.

Revenue

Substantially all revenue from ordinary activities is derived from electricity sales contracts with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to charge in accordance with regulated rates or contractual provisions.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas non-monetary items denominated in foreign currencies are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in results.

The financial statements of foreign operations whose functional currency is not the Canadian dollar are translated according to the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Other comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include investments with a maturity of three months or less from the date of acquisition.

Short-term investments

Short-term investments consist of money market instruments mainly issued by Canadian provincial governments and Canadian banks with a maturity of more than three months from the date of acquisition. As at December 31, 2023, all the counterparties with which Hydro-Québec dealt had a credit rating of A or higher. These investments are classified as available-for-sale debt securities, and are recognized at fair value. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to results.

Accounts receivable

Accounts receivable are recognized at the amount invoiced, net of the allowance for credit losses. This allowance is based on the status and risk profile of customer files, the recovery experience for each age group of accounts, the current economic conditions and the future economic forecasts on the balance sheet date.

Other financial assets and liabilities

Other financial assets and liabilities are measured at amortized cost using the effective interest method. Amortized cost includes issue expenses as well as premiums and discounts, if applicable. Interest is recognized in results.

Derivative instruments

Derivative instruments are recognized at fair value at the balance sheet date, except those for which Hydro-Québec chose to apply the normal purchases and normal sales scope exemption. When they are subject to enforceable master netting arrangements, the derivative instruments are presented at the net amount, net of the balance of cash exchanged as collateral.

Hydro-Québec applies cash flow, net investment or fair value hedge accounting to eligible hedging relationships that it designates as hedges. It ensures that hedging relationships are highly effective in hedging the designated risk exposure. In addition, for hedges of anticipated transactions, it assesses the probability of the occurrence of those transactions designated as hedged items at least on a quarterly basis.

In the case of cash flow or net investment hedges, changes in the fair value of an instrument designated as a hedge are recognized under Other comprehensive income. Thus, for cash flow hedges, these amounts are reclassified to results, in the line item affected by the hedged item, during the periods in which the hedged item affects results. For net investment hedges, the amounts will be reclassified to results when Hydro-Québec disposes of its net investment in the foreign establishment.

In the case of fair value hedges, changes in the fair value of the hedged item attributable to the hedged risk are recognized in results during the hedging period. Changes in the fair value of the instrument designated as a hedge are also recognized in results, under the same line item as the fair value of the hedged item. Derivatives that are not designated as hedges are recognized in results.

Note 1	Significant Accounting Policies (continued)

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with the applicable standards, Hydro-Québec classifies the fair value measurements of assets and liabilities according to a three-level hierarchy, based on the type of inputs used in making these measurements:

◾ Level 1:	Quoted prices (unadjusted) on active markets for identical assets or liabilities at the measurement date;
◾ Level 2:	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly; and
◾ Level 3:	Unobservable inputs.

Materials and supplies

Inventories of materials and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Property, plant and equipment

Property, plant and equipment are carried at cost, which comprises the cost of materials and labor, other costs directly related to projects that meet capitalization criteria, as well as financial expenses capitalized during construction. Costs are capitalized when they allow for increased service capacity or to extend the useful life of an existing property, plant and equipment asset.

Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The present value of retirement obligations related to property, plant and equipment, as well as that of agreements with local communities concerned by certain investment projects, are added to the carrying amount of the property, plant and equipment at issue. Contributions from third parties are applied against the cost of the related property, plant and equipment.

Further, property, plant and equipment related to rate-regulated activities include certain amounts resulting from regulatory practices authorized by the Régie. These amounts correspond primarily to the impact of the change of depreciation method in property, plant and equipment and the cost of dismantling and restoring the premises relating to replaced assets for which no asset retirement obligation was recognized.

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting at the date of commissioning.

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in the results for the year.

Maintenance and repair costs are recognized in results when incurred.

Intangible assets

Intangible assets are recognized at cost.

The cost of internally developed computer software is capitalized when it meets capitalization criteria. The related financial expenses are capitalized during the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss.

Intangible assets with a finite useful life are amortized according to the straight-line method.

Leases

Hydro-Québec’s leases mainly concern office buildings and its electricity generating and transmission facilities. On the execution date, Hydro-Québec determines whether an agreement is a lease by assessing whether it confers a right to control the use of a specific asset for a certain time period in exchange for consideration.

Right-of-use assets and lease liabilities where the lease is for a term of more than 12 months are recognized at the lease commencement date, using the present value of the lease payments for the term of the lease. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. If such is not the case, Hydro-Québec uses its incremental borrowing rate at the commencement date of the lease. The costs associated with variable lease payments are not taken into account in measuring the lease liabilities and are recognized in results as and when they are incurred. If a lease has both lease and nonlease components, Hydro-Québec has elected to group them together and recognize them as a single lease component.

Right-of-use assets related to finance leases are recognized in Property, plant and equipment and intangible assets, while the corresponding liabilities are recorded in Long-term debt. The depreciation and amortization of assets and interest on finance lease liabilities are recognized in Depreciation and amortization and Financial expenses, respectively.

Right-of-use assets related to operating leases are recognized in Other assets, while the corresponding liabilities are recognized in Other liabilities. Operating lease expenses are recognized on a straight-line basis as an operational expenditure over the term of the lease.

Note 1	Significant Accounting Policies (continued)

Impairment of long-lived assets

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized in the results for the year, if applicable.

Employee future benefits

Hydro-Québec offers all its employees a contributory pension plan based on final pay (the “Pension Plan”), as well as other post-retirement benefits and post-employment benefits (collectively, the “Other plans”). Hydro-Québec’s employee future benefit plans are defined-benefit plans.

The funded status of employee future benefit plans is recognized in Hydro-Québec’s Consolidated Balance Sheets. It is equal to the difference between the fair value of plan assets and the value of the projected benefit obligations of each plan.

Pension Plan and other post-retirement benefits

The Pension Plan is a fully funded contributory plan that provides pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The other post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually.

Benefit costs and obligations under the Pension Plan and other post-retirement benefits provided in exchange for current service are calculated according to the projected benefit method prorated to years of service. They are determined using a discount rate and are based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, the mortality rate, and employee retirement age.

In order to establish the benefit costs and its obligations under the Pension Plan and other post-retirement benefits, Hydro-Québec has adopted the following policies:

◾	Discount rates used to determine the projected benefit obligations and to estimate the current service cost and the interest on obligations are based on the interest rate curve on the measurement date, namely December 31, of high-quality Canadian corporate bonds. These discount rates take into account the amount and different payment maturity dates of the projected benefit obligations for each plan.

◾	Actuarial gains and losses are initially recognized in Other comprehensive income. Thereafter, amortization of actuarial gains or losses is recognized under Other components of employee future benefit cost if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the projected benefit obligations or 10% of the market-related value of the Plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

◾	The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

Asset retirement obligations

Asset retirement obligations correspond primarily to the costs of dismantling the Gentilly-2 nuclear facilities, the removal of spent nuclear fuel resulting from their operations, and the dismantling of thermal generating stations.

Hydro-Québec accounts for these obligations in Other liabilities, in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. Fair value is determined by discounting the estimated cash flows required to settle the future obligation, calculated using a credit-adjusted risk-free rate. These cash flows are established on the basis of studies that use various assumptions concerning the measures and timing to be adopted for the retirement.

Asset retirement obligations are added to the carrying amount of the related long-lived asset and are amortized over its useful life. The increase in the liability attributable to the passage of time is recognized as an operational expenditure (i.e., an accretion expense) for the current year.

Asset retirement obligations may be adjusted to reflect the revision of expected timing and estimated cash flow amounts. The resulting change in costs is recognized as an increase or decrease in the carrying amount of an item of property, plant and equipment.

Agreements with local communities

Hydro-Québec has entered into various agreements with the local communities concerned by certain investment projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment and intangible assets. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the date of initial recognition. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimate that can result in a change in the discount rate.

Related party transactions

In the normal course of business, Hydro-Québec sells electricity and enters into other business transactions with its sole shareholder, the Québec government and its agencies, as well as with other government corporations. These transactions are measured at the exchange amount.

Note 2	Change to Accounting Policy

Recent change

Financial instruments

On January 1, 2023, Hydro-Québec adopted, on a modified retrospective basis, the Accounting Standards Codification 326, Financial Instruments—Credit Losses issued by the Financial Accounting Standards Board.

This standard provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It replaces the method based on incurred losses by a method based on expected losses, and it did not have a significant impact on Hydro-Québec’s consolidated financial statements.

Note 3	Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 6.5% on April 1, 2023, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 4.2%, respectively.

Regulatory assets and liabilities

	Expected years of amortization	2023	2022
Regulatory assets
Employee future benefits[a]	Various	827	–
Costs related to energy efficiency initiatives[b]	2024–2033	495	383
Costs related to a suspension agreement[c]	2024–2026	341	479
Financial aid related to public transit electrification[d]	2024–2047	268	274
Other	2024–2047	14	21
		1,945	1,157
Less
Current portion		126	131
		1,819	1,026
Regulatory liabilities
Depreciation of property, plant and equipment[e]	2024–2115	300	308
Employee future benefits[a]	Various	–	307
		300	615

a)

The unamortized balances of net actuarial gains and losses to be reimbursed or recovered in future rates are recognized as regulatory assets or liabilities, as the case may be. These assets and liabilities are non-interest-bearing and are amortized when the unamortized balances are reclassified as a cost component of employee future benefits.

b)

Eligible costs incurred with regard to energy efficiency initiatives are recognized as a regulatory asset and bear interest at the rate of return on the rate base until such time as they are included in the rate base and amortization begins.

c)

The offsetting entry for the financial liability recorded for an agreement regarding the temporary suspension of deliveries from a generating station is recognized as a non-interest-bearing regulatory asset. This regulatory asset is amortized when the annual costs related to the suspension agreement are recovered in the rates, according to the amounts billed.

d)

The amounts Hydro-Québec allocated for public transit electrification purposes are recognized as regulatory assets. Amortization of these amounts begins when they are included in the rate base, i.e., when they are paid.

e)

Prior to July 10, 2015, the useful life of property, plant and equipment was limited to 50 years for rate-setting purposes. The differences in the depreciation expense resulting from this limit were recognized as a non-interest-bearing regulatory liability and are amortized at the same rate as the property, plant and equipment concerned.

Note 4	Acquisition of a Company

Acquisition of Great River Hydro NE LLC

On February 10, 2023, Hydro-Québec acquired 100% of the units of Great River Hydro NE LLC, a company which owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts, for a cash consideration of $2,056 million (US$1,539 million), including the final adjustments made to the purchase price. This acquisition will mainly enable Hydro-Québec to diversify its revenue streams in New England, its main export market.

The transaction was accounted for as a business combination based on the acquisition method.

The following table presents the purchase price allocation among the assets acquired and the liabilities assumed, measured at fair value on the acquisition date.

Assets
Current assets	60
Property, plant and equipment	2,502
Intangible assets	524
Goodwill	138
3,224
Liabilities
Current liabilities	31
Long-term debt	986
Other long-term liabilities	151
1,168
Total purchase price	2,056
Less
Cash acquired	37

Total purchase price, net of cash acquired	2,019

The determination of the fair value of assets acquired and liabilities assumed is based on Management’s estimates and assumptions and reflects the fair value of the consideration paid. Goodwill represents the excess of the purchase price over the aggregate fair value of the net assets acquired, and largely represents future growth. Goodwill is tax deductible. Given the rise of interest rates since the acquisition date, Hydro-Québec performed a comparison of the total carrying amount of the net assets acquired with the aggregate fair value, determined using the discounted future cash flow method, and recognized a $140-million expense in Depreciation and amortization.

Property, plant and equipment are depreciated over their estimated useful life, using the straight-line method. The weighted average useful life of property, plant and equipment is 67 years.

Intangible assets primarily represent licences, permits and other acquired rights. The operation of a hydropower generating station is subject to obtaining a renewable licence issued by the U.S. Federal Energy Regulatory Commission. As at December 31, 2023, the licences associated with three hydropower generating stations were in the process of being renewed, for anticipated periods of approximately 40 years. With regard to the other licenses, their average residual term before the next renewal is 16 years. Intangible assets are subject to straight-line amortization over their estimated useful life of 70 years.

The acquisition resulted in transaction costs of $21 million that were recognized in operational expenditure, namely $15 million in 2023, and $6 million in 2022, as well as transfer taxes of $4 million that were recognized in Taxes in 2023.

The results are presented in the Consolidated Statements of Operations, since the acquisition date. In 2023, revenue and the net loss recognized in the Consolidated Statements of Operations totaled $136 million and $179 million, respectively.

The impact of pro forma information on Hydro-Québec’s consolidated revenue and net income was not significant for the 12-month periods ended December 31, 2023, and 2022.

Note 5	Revenue

	2023		2022		2021
Revenue from ordinary activities
Electricity sales
In Québec	13,515		13,231		12,319
Outside Québec	2,365		2,912		1,826
	15,880		16,143		14,145
Other revenue from ordinary activities	287		226		218
	16,167	[a,b]	16,369	[a,b]	14,363[a,b]
Revenue from other activities	(81)[c]		198		163
	16,086		16,567		14,526

a)	In 2023, revenue from ordinary activities in the United States amounted to $1,784 million ($1,852 million in 2022 and $1,217 million in 2021).
b)	This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 14, Financial Instruments.
c)	Including an adjustment of $(284) million relating to an investment at equity. Additional information is presented in Note 10, Other Assets.

Note 6	Taxes

	2023	2022	2021
Water-power royalties[a]	740	780	757
Public utilities tax[b]	333	330	308
Other	144	120	126
	1,217	1,230	1,191

a) Water-power royalties payable to the Québec government totaled $734 million in 2023 ($774 million in 2022 and $752 million in 2021).

b) The public utilities tax is payable to the Québec government.

Note 7    Financial Expenses

	2023	2022	2021
Interest on debt securities	2,660	2,365	2,371
Net foreign exchange loss (gain)	5	(2)	(3)
Guarantee fees related to debt securities[a]	246	235	228
Capitalized financial expenses	(207)	(204)	(190)
Net investment income	(300)	(100)	(38)
	2,404	2,294	2,368
a) Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government. Note 8 Accounts Receivable and Other Assets
	Notes	2023	2022
Accounts receivable[a,b]		2,020	2,108
Deposits[c]		81	654
Materials and supplies		590	430
Prepaid expenses		384	342
Regulatory assets	3	126	131
Derivative instruments	14	334	454
Other financial assets		232	173
		3,767	4,292

a)

Including unbilled electricity deliveries, which totaled $1,382 million as at December 31, 2023 ($1,449 million as at December 31, 2022), as well as an allowance for credit losses of $385 million as at December 31, 2023 ($362 million as at December 31, 2022).

b)	Including amounts receivable from the Québec government totaling $171 million as at December 31, 2023 ($168 million as at December 31, 2022).
c)	Including amounts paid to clearing agents on margin calls. Additional information is presented in Note 14, Financial Instruments.

Note 9	Property, Plant and Equipment and Intangible Assets

				2023
	Depreciation period	Cost	Accumulated depreciation	Net carrying amount

Property, plant and equipment
Dams and hydroelectric generating stations	40–120 years	55,174	22,682	32,492
Transmission substations and lines	30–85 years	38,992	16,370	22,622
Distribution substations and lines	25–70 years	18,069	8,325	9,744
Administrative buildings, telecommunications equipment and other	5–50 years	10,156	6,260	3,896
Property, plant and equipment under construction		5,595		5,595
		127,986	53,637	74,349	[a,b]

Intangible assets
Amortizable
Software and licences	3–10 years	2,669	1,991	678
Rights related to water management and other	20–70 years	607	30	577
		3,276	2,021	1,255
Non-amortizable
Easements and other				581
				1,836
				76,185	[c]

				2022
	Depreciation period	Cost	Accumulated depreciation	Net carrying amount

Property, plant and equipment
Dams and hydroelectric generating stations	40–120 years	51,991	21,866	30,125
Transmission substations and lines	30–85 years	37,238	15,610	21,628
Distribution substations and lines	25–70 years	17,329	8,042	9,287
Administrative buildings, telecommunications equipment and other	5–50 years	9,729	5,927	3,802
Property, plant and equipment under construction		5,014		5,014
		121,301	51,445	69,856	[a,b]

Intangible assets
Amortizable
Software and licences	3–10 years	2,487	1,896	591
Rights related to water management and other	20–24 years	86	16	70
		2,573	1,912	661
Non-amortizable
Easements and other				563
				1,224
				71,080	[c]

a)

As at December 31, 2023, the cost and accumulated depreciation of property, plant and equipment under finance leases amounted to $1,080 million and $486 million, respectively ($1,061 million and $439 million as at December 31, 2022).

b)	Including an amount of $1,456 million ($1,538 million as at December 31, 2022) relative to the regulatory practice authorized by the Régie in 2010 regarding the change in the depreciation method.
c)

In 2023, the amortization and depreciation expense of property, plant and equipment and intangible assets amounted to $2,586 million and $115 million, respectively ($2,445 million and $102 million in 2022, and $2,385 million and $101 million in 2021), and retirements amounted to $172 million ($207 million in 2022 and $118 million in 2021). These amounts were recognized in Depreciation and amortization.

Note 10	Other Assets

	Note	2023	2022
Investments		1,725	2,056
Sinking fund[a]		646	647
Contract fulfillment costs[b]		296	302
Operating lease assets		117	137
Derivative instruments	14	19	34
Other		121	101
		2,924	3,277

a)

The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government, namely long-term bonds maturing in 2026 as well as short-term bonds presented in Short-term investments, which totaled $74 million as at December 31, 2023 and 2022.

b)

These costs correspond to setup costs to honor future sales contracts that will be mainly amortized on a straight-line basis over a 20-year period commencing on the starting date of electricity deliveries.

Investments

	2023	2022
At equity
Innergex
Innergex énergie renouvelable inc. (19.8%)[a]	372	688
Innergex HQI USA LLC (50.0%)[b]	159	189
Société en commandite Hydroélectrique Manicouagan (60.0%)[c]	558	565
Other	636	614
	1,725	2,056

a)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Innergex énergie renouvelable inc. as at the acquisition date, which consisted of net amortizable assets of $119 million as at December 31, 2023 (goodwill of $243 million and net amortizable assets of $165 million as at December 31, 2022). Hydro-Québec proceeded to a comparison of the carrying value of the investment with its fair value and recognized an adjustment of $284 million in its share of the results.

b)	On October 25, 2021, Hydro-Québec acquired a 50% interest in Innergex HQI USA LLC, for a cash consideration of $197 million.
c)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Société en commandite Hydroélectrique Manicouagan as at the acquisition date, which consisted of unamortizable intangible assets of $282 million as well as property, plant and equipment of $189 million as at December 31, 2023 ($282 million and $198 million, respectively, as at December 31, 2022).

Note 11	Accounts Payable and Other Liabilities

	Note	2023	2022
Accounts payable and accrued liabilities[a,b]		3,063	2,655
Accrued interest		890	829
Derivative instruments	14	115	404
Asset retirement obligations		66	56
		4,134	3,944

a)	Including an amount of $96 million ($178 million as at December 31, 2022) to be paid to a Québec government corporation, as financial aid related to public transit electrification.
b)	Including amounts received from clearing agents pursuant to margin calls. Additional information is presented in Note 14, Financial Instruments.

Note 12	Long-Term Debt

During the year, Hydro-Québec carried out a number of fixed-rate issues on the Canadian capital market: medium-term notes maturing in 2029, for an amount of $1.8 billion, at an average cost of 3.87%, and bonds maturing in 2063 for an amount of $1.9 billion, at an average cost of 4.27%.

The following table presents a breakdown of the debt, including the current portion:

			2023		2022	[b]
	Maturity	Effective interest rate[a] (%)	Carrying amount	Effective interest rate[a] (%)	Carrying amount
Canadian dollars
Medium-term notes – fixed rate[c]	2024–2060	5.10	13,513	5.25	11,701
Medium-term notes – variable rate[c]	–	–	–	4.65	1,000
Long-term bonds – fixed rate[c]	2031–2063	3.77	30,516	3.73	28,516
U.S. dollars
Medium-term notes – fixed rate[c]	2024–2028	7.42	264	7.42	271
Long-term bonds – fixed rate[c,d]	2024–2030	8.73	4,622	8.73	4,736
Redeemable perpetual notes – at Hydro-Québec’s option variable rates[c,e]		5.92	264	4.25	272
Redeemable Great River Hydro NE LLC notes – fixed rate[f]	2032	5.14	990	–	–
			50,169		46,496
Plus
Net premiums and unamortized issue expenses[c]			3,085		3,189
Adjustment for fair value hedged risk			56		14
Finance leases[g]	2036–2044		112		118
Other[h]	2024–perpetual		1,733		1,724
			55,155		51,541
Less
Current portion			1,416		1,011
			53,739		50,530

a) Weighted average effective interest rates take into account contractual rates as well as premiums, discounts and issue expenses.

b) The prior year’s data have been reclassified to conform to the presentation adopted in the current year.

c) As at December 31, 2023, $51,741 million in long-term debt and borrowings, net of the sinking fund, and added to the notes held by Hydro-Québec trust was guaranteed by the Québec government ($49,143 million as at December 31, 2022).

d) These debts carry sinking fund requirements. This fund, accounted for in Short-term investments and Other assets, totaled $720 million as at December 31, 2023 ($721 million as at December 31, 2022).

e) In 2023, following the end of publication of the U.S. London Interbank Offered Rate (“U.S. LIBOR”), tranches of $177 million (US$128 million) of perpetual notes were exchanged for perpetual notes bearing interest at the Secured Overnight Financing Rate (“SOFR”), plus 0.0625% with an additional adjustment of 0.42826%, calculated semi-annually. In addition, tranches of $1 million (US$0.7 million) were subsequently redeemed and cancelled.

f)  The subsidiary Great River Hydro NE LLC, acquired in February 2023, holds senior notes totaling $990 million (US$750 million), bearing interest at a fixed rate of 4.94%. They are guaranteed by the entirety of the subsidiary’s property, plant and equipment. Under the terms of the agreement, the subsidiary is required to meet certain financial requirements and conditions, all of which had been met by December 31, 2023.

g) These debts are composed of finance leases for regional offices and certain facilities. The average weighted discount rate is 4.53% in 2023 and 2022.

h) These debts are mainly composed of liabilities under agreements entered into with local communities. The average weighted discount rate is 4.51 % in 2023 (4.69% in 2022).

Note 12	Long-Term Debt (continued)

Capital repayments

The capital repayments maturing over the 2024–2028 period are as follows:

2024	1,416
2025	104
2026	755
2027	397
2028	2,488

Credit facility and lines of credit

Hydro-Québec has an undrawn credit facility of US$2,000 million, including a US$750-million swing loan, which will expire in 2026.

Any related debt securities will bear interest at a rate based on the SOFR, as of May 30, 2023 (US LIBOR rate before this date) except for the swing loan, which is at the U.S. base rate.

Hydro-Québec also has access to operating lines of credit, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate. As at December 31, the available balances on these lines of credit were as follows:

	2023	2022
C$ or US$ million	337	498
US$ million	200	200

Note 13	Other Liabilities

	Notes	2023	2022
Asset retirement obligations[a]		1,043	930
Accounts payable[b]		543	660
Regulatory liabilities	3	300	615
Operating lease liabilities		99	118
Derivative instruments	14	–	94
Other		126	–
		2,111	2,417

a)

The rates used to determine the present value of the estimated cash flows ranged from 0.2% to 6.4% as at December 31, 2023 and 2022. Following the annual review of the asset retirement obligations, in 2023 Hydro-Québec recorded an $87-million increase ($33 million in 2022) of these liabilities, resulting in the revision of estimated cash flows and expected timing of payments. Furthermore, compliance with the Nuclear Fuel Waste Act (S.C. 2002, c. 23), Hydro-Québec has established a trust fund to finance the cost of long-term management of its nuclear fuel waste. As at December 31, 2023, the fair value of the investments held in this trust fund amounts to $183 million ($174 million as a December 31, 2022). These investments were composed of debt securities issued by Hydro-Québec.

b)

Including an amount of $96 million to be paid as at December 31, 2022, to a Québec government corporation, as financial aid related to public transit electrification. As at December 31, 2023, it is shown under Accounts payable and other liabilities.

Note 14	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge. In light of the hedging strategy used, the variable-rate portion of the bonds was 3.4% as at December 31, 2023 (5.7% as at December 31, 2022).

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	2023	2022
Currency risk
Sale (US$ million)	3,734	5,652
Purchase (US$ million)	3,949	3,907

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	3,000	3,000

Price risk
Electricity – Sale (TWh)	5.9	20.5
Electricity – Purchase (TWh)	1.2	–
Aluminum (tonnes)	279,600	367,475
Petroleum (millions of litres)	–	17.3
Congestion (TWh)	4.9	7.7

Note 14	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer in addition to measures put in place such as security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that

Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie.

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	675	39	30	744
Interest rate contracts	110	–	–	–	110
Price contracts	–	313	–	214	527
Gross amounts recognized	110	988	39	244	1,381
Less
Impact of gross amounts offset[a]					273
Impact of cash received as collateral[b]					755
Net assets					353	[c]

Liabilities
Currency contracts	–	114	–	19	133
Interest rate contracts	–	218	–	–	218
Price contracts	–	3	–	112	115
Gross amounts recognized	–	335	–	131	466
Less
Impact of gross amounts offset[a]					273
Impact of cash paid as collateral[b]					78
Net liabilities					115	[d]

Note 14	Financial Instruments (continued)

					2022

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	767	–	19	786
Interest rate contracts	83	48	–	–	131
Price contracts	–	419	–	283	702
Gross amounts recognized	83	1,234	–	302	1,619
Less
Impact of gross amounts offset[a]					231
Impact of cash received paid as collateral[b]					900
Net assets					488	[c]

Liabilities
Currency contracts	–	270	–	14	284
Interest rate contracts	–	17	–	–	17
Price contracts	–	463	–	35	498
Gross amounts recognized	–	750	–	49	799
Less
Impact of gross amounts offset[a]					231
Impact of cash paid as collateral[b]					70
Net liabilities					498	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at December 31, 2023, $334 million was recorded in Accounts receivable and other assets ($454 million as at December 31, 2022) and $19 million in Other assets ($34 million as at December 31, 2022).
d)	As at December 31, 2023, $115 million was recorded in Accounts payable and other liabilities ($404 million as at December 31, 2022) and nil in Other liabilities ($94 million as at December 31, 2022).

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at December 31, 2023, nil was receivable in consideration of net payments was included in Accounts receivable and other assets ($346 million as at December 31, 2022), while $227 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2022).

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	2023							2022

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	281	1,037	63	1,381	275	1,153	191	1,619
Liabilities	115	351	–	466	498	301	–	799
				915				820

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 14	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	2023	2022		2021
Gains (losses) on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	36	(282)		(176)
Derivatives not designated as hedges
Currency contracts[b]	45	156		22
Price contracts[b]	229	165		(82)
	310[c]	39[c]		(236)	[c]
Gains (losses) on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	(249)	214		144
Interest rate contracts[a]	(1)	(4)		(8)
Price contracts[e]	871	(768)		(278)
	621[c]	(558)	[c]	(142)	[c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	(73)	(190)		(32)
Interest rate contracts	(24)	723		216
Price contracts	1,206	(217)		(870)
	1,109	316		(686)
Net investment hedges
Currency contracts	26	–		–
	1,135	316		(686)

a)	These amounts were recognized in Financial expenses.
b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2023, $368 million was recognized in Revenue [$161 million in 2022 and $(104) million in 2021], $(136) million in Electricity purchases [$(9) million in 2022 and $17 million in 2021], and $42 million in Financial expenses ($169 million in 2022 and $27 million in 2021).

c)

In 2023, the items Revenue, Electricity purchases, and Financial expenses totaled $16,086 million, $2,645 million and $2,404 million, respectively ($16,567 million, $2,834 million and $2,294 million in 2022 and $14,526 million, $2,169 million and $2,368 million in 2021).

d)	In 2023, $(138) million was recognized in Revenue [$(88) million in 2022 and $177 million in 2021], and $(111) million in Financial expenses [$302 million in 2022 and $(33) million in 2021].
e)	In 2023, $858 million was recognized in Revenue [$(779) million in 2022 and $(276) million in 2021], and $13 million in Electricity purchases [$11 million in 2022 and $(2) million in 2021].

In 2023, Hydro-Québec reclassified a net gain of $25 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net loss of $11 million in 2022 and nil in 2021).

As at December 31, 2023, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be

$302 million (net amount of losses of $145 million as at December 31, 2022, and $448 million as at December 31, 2021).

As at December 31, 2023, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was six years (seven years as at December 31, 2022, and eight years as at December 31, 2021).

Note 14	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

		2023			2022

	Notes	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking fund[a]	10	646		631	647		621

Liabilities
Long-term debt[b]	12	55,155	[c]	58,329	51,541	[c]	52,543

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.
b)	Including the current portion.
c)

Including an amount of $1,489 million as at December 31, 2023 ($1,492 million as at December 31, 2022) for debts subject to a fair value hedge, which resulted in an adjustment of $114 million ($79 million as at December 31, 2022) with respect to existing hedging relationships and of $(58) million [$(65) million as at December 31, 2022] for hedging relationships terminated by Hydro-Québec.

Note 15	Equity

Share capital

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2023 and 2022.

Retained earnings

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the payment terms. For a given year, the dividend cannot exceed the distributable surplus, equal to 75% of net income. This calculation is based on the consolidated financial statements. However, in respect of a given year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2023, the dividend is $2,466 million ($3,418 million for 2022 and $2,673 million for 2021).

Accumulated other comprehensive income

					2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance, beginning of year	168	22	–	180	45	415
Other comprehensive income before reclassifications	1,109	(23)	26	(664)	2	450
Amounts reclassified outside of Accumulated other comprehensive income	(621)	–	–	(1)	–	(622)
Other comprehensive income	488	(23)	26	(665)	2	(172)
Balance, end of year	656	(1)	26	(485)	47	243

					2022

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance, beginning of year	(706)	(1)	–	(1,354)	(2)	(2,063)
Other comprehensive income before reclassifications	316	23	–	1,490	47	1,876
Amounts reclassified outside of Accumulated other comprehensive income	558	–	–	44	–	602
Other comprehensive income	874	23	–	1,534	47	2,478
Balance, end of year	168	22	–	180	45	415

						2021

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance, beginning of year	(162)	5	–	(2,940)	(13)	(3,110)
Other comprehensive income before reclassifications	(686)	(6)	–	1,438	11	757
Amounts reclassified outside of Accumulated other comprehensive income	142	–	–	148	–	290
Other comprehensive income	(544)	(6)	–	1,586	11	1,047
Balance, end of year	(706)	(1)	–	(1,354)	(2)	(2,063)

Note 16	Supplementary Cash Flow Information

	2023	2022	2021
Change in non-cash working capital items
Accounts receivable and other assets	435	(18)	(800)
Accounts payable and other liabilities	379	357	(52)
	814	339	(852)
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	114	131	110
Interest paid	2,210	1,993	2,080

Note 17	Employee Future Benefits

The projected benefit obligations, valued by independent actuaries, and the assets of employee future benefit plans, at fair value, are valued as at December 31 of each year.

CHANGES IN PROJECTED BENEFIT OBLIGATIONS AND IN PLAN ASSETS, AT FAIR VALUE

		Pension Plan		Other plans		Total

	2023	2022	2023	2022	2023	2022
Projected benefit obligations
Balance, beginning of year	23,129	30,415	1,349	1,812	24,478	32,227
Current service cost	283	631	44	52	327	683
Employee contributions	256	226			256	226
Benefit payments and refunds	(1,226)	(1,205)	(84)	(76)	(1,310)	(1,281)
Interest on obligations	1,156	815	67	49	1,223	864
Actuarial loss (gain)[a]	1,692	(7,753)	71	(488)	1,763	(8,241)
Acquisition of a company	–	–	27	–	27	–
Balance, end of year	25,290	23,129	1,474	1,349	26,764	24,478
Plan assets, at fair value
Balance, beginning of year	29,040	32,228	111	111	29,151	32,339
Actual return on plan assets	1,876	(2,212)	–	(5)	1,876	(2,217)
Employee contributions	256	226			256	226
Contributions by Hydro-Québec	– [b]	3 [b]	22	21	22	24
Benefit payments and refunds	(1,226)	(1,205)	(22)	(16)	(1,248)	(1,221)
Acquisition of a company	–	–	18	–	18	–
Balance, end of year	29,946	29,040	129	111	30,075	29,151
Funded status – Plan surplus (deficit)	4,656	5,911	(1,345)	(1,238)	3,311	4,673
Presented as:
Employee future benefit assets	4,656	5,911	–	–	4,656	5,911
Accounts payable and other liabilities	–	–	70	65	70	65
Employee future benefit liabilities	–	–	1,275	1,173	1,275	1,173

a)

The actuarial loss as at December 31, 2023, is primarily due to the lower discount rates resulting from the decrease in long-term interest rates on financial markets. Conversely, the actuarial gain as at December 31, 2022, was mainly due to the higher discount rates resulting from the increase in long-term interest rates.

b)

Actuarial valuations as at December 31, 2022 and 2021, for Pension Plan funding purposes triggered a contribution holiday for Hydro-Québec in 2023 and 2022. However, during 2022, Hydro-Québec made contributions as salary adjustments for previous years.

Note 17	Employee Future Benefits (continued)

As at December 31, 2023, accumulated benefit obligations under the Pension Plan totaled $23,721 million ($21,444 million as at December 31, 2022). Unlike projected benefit obligations, accumulated benefit obligations do not take into account the future salary assumption.

Pension Plan assets

Investments and their associated risks are managed in accordance with the Hydro-Québec Pension Fund Investment Management Policy (the “Investment Policy”), which is approved every year by the Board of Directors. These risks include market risk, credit risk and liquidity risk. The Investment Policy provides for diversification of benchmark portfolio securities in order to maximize the expected return within an acceptable risk interval that takes into account the volatility of the Pension Plan’s surplus or deficit. Additional frameworks define the approval process for each type of transaction and establish rules governing the active management of the different portfolios as well as credit risk management. Compliance with the Investment Policy and the additional frameworks is monitored on a regular basis. The Investment Policy allows the use of derivative instruments such as forward contracts, options and swaps.

The target allocation of Pension Plan investments, as established by the Investment Policy in effect as at December 31, 2023, was as follows:

%	Target allocation
Fixed-income securities	41
Equities	43
Alternative investments[a]	16

100

a)	Alternative investments include real estate investments and opportunistic funds.

The fair value of net Pension Plan investments as at December 31, according to the fair value hierarchy and based on the type of securities, was as follows:

				2023					2022

	Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	2,010	–	–	2,010		1,458	–	–	1,458
Short-term investments[a]	–	959	–	959		–	252	–	252
Bonds[a,b]	551	6,941	–	7,492		538	7,867	–	8,405
Listed shares	12,332	–	–	12,332		12,195	–	–	12,195
Real estate investments[a,c]	–	198	4,506	4,704		–	181	4,525	4,706
Private investments[d]	–	–	3,355	3,355		–	–	2,853	2,853
Hedge funds[e]	–	4,099	–	4,099		–	3,473	–	3,473
Investment assets[a,f]	25	962	–	987		211	1,193	–	1,404
Investment liabilities[a,g]	(237)	(5,626)	–	(5,863)		(34)	(5,526)	–	(5,560)
	14,681	7,533	7,861	30,075	[h]	14,368	7,440	7,378	29,186	[h]

a) The fair value of Level 2 short-term investments, bonds, real estate investments and investment assets and liabilities is essentially measured by discounting net future cash flows, based on the current market rate of return. Level 2 derivatives are measured using the market closing prices of the underlying products or by discounting net future cash flows.

b) Pension Plan assets include securities issued by Hydro-Québec, as well as by the Québec government and some of its agencies, for a total of $866 million ($930 million as at December 31, 2022).

c) The fair value of Level 3 real estate investments is measured by independent appraisers. The main method used to determine the fair value of these investments is discounting future cash flows. This method is based on observable and unobservable inputs, in particular the discount rate and future cash flows.

d) The fair value of private investments is measured by various techniques including future cash flow discounting or using data such as earnings multiples or the price of recent comparable transactions.

e) Hedge funds are measured at the values provided by the fund managers, which are determined on the basis of the fair value of the underlying investments or of the net asset value.

f)  Investment assets mainly consist of securities purchased under resale agreements, for an amount of $612 million ($1,106 million as at December 31, 2022), derivative financial instruments, for an amount of $154 million ($40 million as at December 31, 2022), and amounts due from pending trades, for an amount of $152 million ($3 million as at December 31, 2022). As at December 31, 2022, this also included collateral pledged totaling $186 million. Securities purchased under repurchase agreements are not recognized in assets given that the counterparty retains substantially all the risks and rewards incidental to ownership.

g) Investment liabilities mainly consist of securities sold under repurchase agreements, for an amount of $4,931 million ($4,697 million as at December 31, 2022), bonds sold short, for an amount of $677 million ($818 million as at December 31, 2022), and collateral received, for an amount of $237 million ($33 million as at December 31, 2022). The securities sold under repurchase agreements are presented in assets given that the Pension Fund retains nearly all the risks and rewards incidental to their ownership. The bonds sold short represent the Pension Fund’s commitments to purchase securities from another party to hedge its positions.

h) The fair value of investments does not take into account the net amount of payables and receivables, which is an amount payable of $129 million ($146 million as at December 31, 2022).

Note 17	Employee Future Benefits (continued)

A reconciliation of the opening and closing balances of Level 3 investments is presented in the table below:

			2023			2022

	Real estate investments	Private investments	Total	Real estate investments	Private investments	Total
Balance, beginning of year	4,525	2,853	7,378	3,795	2,317	6,112
Acquisitions	400	781	1,181	601	688	1,289
Disposals	(164)	(194)	(358)	(165)	(236)	(401)
Realized net gains (losses)	2	4	6	1	(1)	–
Unrealized net (losses) gains	(257)	(89)	(346)	293	85	378
Balance, end of year	4,506	3,355	7,861	4,525	2,853	7,378

In 2023 and 2022, there was no reclassification between Level 3 and Levels 1 and 2.

Plan costs

NET COST COMPONENTS RECOGNIZED FOR THE YEAR

		Pension Plan			Other plans				Total

	2023	2022	2021	2023	2022	2021	2023	2022	2021
Current service cost[a]	283	631	704	44	52	55	327	683	759
Other components of employee future benefit cost[b]
Interest on obligations	1,156	815	681	67	49	43	1,223	864	724
Expected return on plan assets	(1,904)	(1,996)	(1,852)	(3)	(2)	(3)	(1,907)	(1,998)	(1,855)
Amortization of net actuarial loss (gain)	–	89	346	(1)	25	40	(1)	114	386
Amortization of past service costs (credits)	–	4	7	(4)	(4)	(5)	(4)	–	2
	(748)	(1,088)	(818)	59	68	75	(689)	(1,020)	(743)
Net (credit) cost recognized for the year	(465)	(457)	(114)	103	120	130	(362)	(337)	16

a)	This component, net of the amount capitalized in assets, is recognized as an operational expenditure.
b)	This item is presented separately in the Consolidated Statements of Operations. Its components are not capitalized in assets.

Note 17	Employee Future Benefits (continued)

COMPONENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEAR

	Pension Plan			Other plans			Total

	2023	2022	2021	2023	2022	2021	2023	2022	2021
Actuarial (loss) gain	(1,720)	3,545	3,752	(74)	481	135	(1,794)	4,026	3,887
Amortization of net actuarial loss (gain)	–	89	346	(1)	25	40	(1)	114	386
Amortization of past service costs (credits)	–	4	7	(4)	(4)	(5)	(4)	–	2
Change in Other comprehensive income	(1,720)	3,638	4,105	(79)	502	170	(1,799)	4,140	4,275
Less
Change in the employee future benefit regulatory asset and liability	(1,084)	2,289	2,582	(50)	317	107	(1,134)	2,606	2,689
Net change in Other comprehensive income	(636)	1,349	1,523	(29)	185	63	(665)	1,534	1,586

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	Pension Plan			Other plans			Total

	2023	2022	2021	2023	2022	2021	2023	2022	2021
Unamortized net actuarial (loss) gain	(1,252)	468	(3,166)	(58)	17	(489)	(1,310)	485	(3,655)
Unamortized past service (costs) credits	–	–	(4)	(2)	2	6	(2)	2	2
Aggregate of amounts recognized in Accumulated other comprehensive income	(1,252)	468	(3,170)	(60)	19	(483)	(1,312)	487	(3,653)
Less
Employee future benefit regulatory (asset) liability	(790)	294	(1,995)	(37)	13	(304)	(827)	307	(2,299)
Net amount recognized in Accumulated other comprehensive income	(462)	174	(1,175)	(23)	6	(179)	(485)	180	(1,354)

Note 17	Employee Future Benefits (continued)

Significant actuarial assumptions

The following actuarial assumptions, used to determine the projected benefit obligations and net cost recognized for the plans, result from a weighted average.

	Pension Plan						Other plans

	2023		2022		2021		2023	2022	2021
Projected benefit obligations
Rate at end of year (%)
Discount rate – Projected benefits	4.63		5.08		3.00		4.63	5.06	3.02
Salary escalation rate[a]	3.20		3.15		3.25
Net cost recognized
Rate at end of prior year (%)
Discount rate – Current service cost	5.09		3.12		2.72		5.08	3.05	2.66
Discount rate – Interest on obligations	5.08		2.69		2.14		5.07	2.79	2.22
Expected long-term rate of return on plan assets	6.50	[b]	6.50	[b]	6.50	[b]	2.10	1.80	2.17
Salary escalation rate[a]	3.15		3.25		3.35
Active employees’ average remaining years of service	14		14		13		12	13	13

a)	This rate takes salary increases into account as well as promotion opportunities while in service.
b)

The expected long-term rate of return on the Pension Plan assets is the average of the expected long-term return on the various asset classes, weighted according to their respective target weightings, plus a rebalancing, diversification and active management premium, net of expected management and administrative fees.

As at December 31, 2023, health care costs were based on an annual growth rate of 5.0% for 2024. According to the assumption used, this rate will continue to increase until 2026 to reach 5.3% until 2030, then gradually decrease until it reaches a final rate of 4.0% in 2040.

Benefits expected to be paid in next 10 years

	Pension Plan	Other plans
2024	1,249	82
2025	1,265	83
2026	1,283	84
2027	1,300	85
2028	1,319	87
2029–2033	6,960	468

In 2024, Hydro-Québec expects to make contributions of $21 million to Other plans, but does not plan to make contributions to the Pension Plan.

Note 18	Commitments and Contingencies

Commitments

Electricity purchases

Hydro-Québec has concluded electricity purchase agreements with companies over which it has joint control or significant influence. In 2023, electricity purchases from these companies amounted to $399 million ($450 million in 2022 and $417 million in 2021).

As at December 31, 2023, Hydro-Québec was also committed under contracts to purchase electricity and transmission services from counterparties. Based on the renewal clauses, the terms of these contracts extend through 2066.

On the basis of all these commitments, Hydro-Québec expects to make the following payments over the coming years:

2024	2,140
2025	2,175
2026	2,512
2027	2,962
2028	3,005
2029 and thereafter	67,652

Investments

As part of its development projects and activities aimed at sustaining its assets, Hydro-Québec plans to make purchases of materials and services for an estimated amount of $25 billion over the period from 2024 to 2028. In addition, under finance leases that are not yet in force, but under which Hydro-Québec has already made commitments, it expects to make lease payments for a total undiscounted amount of $497 million from 2024 to 2064.

Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is from time to time involved in claims and legal proceedings. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in January 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Long-term debt is shown at amortized cost (see “Note 1 to the 2023 Consolidated Financial Statements” under “Other financial assets and liabilities”).

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of December 31, 2023, expressed in Canadian dollars and in currency units:

Long-Term Debt by Issue

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars	Nominal Amount in Canadian Dollars	CUSIP Number or ISIN Code	References[b]

Payable in Canadian Dollars
IH	2031-02-26	1993-07-27	11.000	209,990,205	190,000,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	826,301,962	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	5,072,165,688	5,000,000,000	CA448814 HZ 92
JN	2050-02-15	2009-01-15	5.000	7,764,974,306	7,000,000,000	CA448814 JA 24
JQ	2055-02-15	2014-11-04	4.000	8,771,095,434	7,000,000,000	CA448814 8V 86
JR	2060-02-15	2020-11-09	2.100	5,609,901,374	6,500,000,000	CA448814 JC 89
JS	2063-02-15	2022-05-13	4.000	3,808,705,408	4,000,000,000	CA448814 JD 62

Medium-term notes issued under Canadian MTN program

0070	2024-03-02	2017-03-02	2.032	9,336,000	9,336,000	CA44889Z ES 17
0065	2024-03-07	2014-03-07	3.308	12,000,000	12,000,000	CA44889Z EM 47
0087	2024-04-15	2023-02-17	—	16,115,046	16,335,000	CA44889Z FK 71
0005	2024-11-07	1996-11-07	7.500	25,000,000	25,000,000	CA44889Z DZ 68
0089	2025-03-10	2023-03-10	4.444	11,943,000	11,943,000	CA44889Z FM 38
0084	2025-04-18	2022-04-18	—	39,019,057	40,500,000	CA44889Z FG 69
0071	2027-03-02	2017-03-02	2.461	15,000,000	15,000,000	CA44889Z ET 99
0061	2027-04-15	2009-10-14	—	55,115,308	65,450,000	CA44889Z EH 51
0082	2028-09-01	2022-01-13	2.000	2,276,184,957	2,400,000,000	CA44889Z FE 12

0017	2029-01-16	1999-02-02	6.500	76,891,211	75,000,000	CA44889Z CK 09
0081	2029-04-29	2021-04-29	—	32,375,418	36,036,000	CA44889Z FD 39
0086	2029-09-01	2023-01-30	3.400	1,753,637,820	1,800,000,000	CA44889Z FJ 09
0078	2030-06-30	2020-06-30	1.322	35,169,000	35,169,000	CA44889Z FA 99
0080	2031-03-02	2021-03-02	2.048	10,000,000	10,000,000	CA44889Z FC 55
0085	2031-04-18	2022-04-18	—	29,730,736	38,355,000	CA44889Z FH 43
0038	2031-08-15	2001-01-17	6.000	4,196,311	4,325,000	CA44889Z DG 87
0083	2032-03-02	2022-03-02	2.729	10,000,000	10,000,000	CA44889Z FF 86
0009	2035-01-16	1998-02-03	6.500	702,461,330	686,500,000	CA44889Z BF 23
0011	2035-01-16	1998-02-18	Various	49,510,126	50,000,000	CA44889Z BH 88	1
0016	2035-01-16	1998-07-27	Various	176,938,628	170,000,000	CA44889Z CJ 36	2
0019	2035-02-15	1999-04-30	6.500	3,987,266,100	3,794,000,000	CA44889Z CM 64
0012	2035-07-16	1998-06-05	Various	139,826,915	150,000,000	CA44889Z BJ 45	3
0014	2035-07-16	1998-07-15	—	50,081,948	73,500,000	—	4
0088	2039-04-15	2023-02-17	—	10,360,844	20,000,000	CA44889Z FL 54
0020	2040-02-15	1999-05-14	6.000	4,135,777,612	3,770,500,000	CA44889Z CN 48
0032	2050-02-15	2000-08-01	6.000	47,763,431	50,000,000	CA44889Z DA 18
0033	2060-02-15	2000-11-02	Various	844,279,966	200,000,000	CA44889Z DB 90	5
0037	2060-02-15	2001-01-12	Various	134,107,343	10,000,000	CA44889Z DF 05	6
0039	2060-02-15	2001-01-19	Various	509,142,037	121,000,000	CA44889Z DH 60	7
0040	2060-02-15	2001-01-24	Various	61,954,567	30,000,000	CA44889Z DJ 27	8

Present value of lease obligations for regional offices and service facilities				111,624,909

Others				1,513,197,679

Debt classified by currency of issue				48,949,141,676

Debt classified by currency of repayment[d]				54,085,896,522

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars[c]	Nominal Amount in Currency Units	CUSIP Number or ISIN Code	References[b]

Payable in U.S. Dollars

IO	2024-07-07	1994-07-07	8.050	1,320,070,217	999,950,000	448814 EJ 8
GF	2026-03-01	1986-03-13	8.875	329,410,866	250,000,000	448814 CP 6	9
GH	2026-04-15	1986-04-30	8.250	329,209,637	250,000,000	448814 CS 0	9
GQ	2027-01-15	1987-01-29	8.250	329,101,342	250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	329,110,912	250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	657,362,629	500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	657,544,824	500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	655,900,808	500,000,000	448814 DL 4
GL	Undated	1986-09-09	Various	94,583,834	71,630,000	GB0044519493	10
JT	Undated	2023-08-14	Various	169,598,598	128,440,000	XS2645732467	10

Medium-term notes issued under U.S. MTN program

B-124	2024-11-18	1994-11-18	8.910	33,108,062	25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	72,888,083	55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	65,975,578	50,000,000	44881H EW 0
B-63	2027-04-30	1992-04-30	9.500	26,910,765	20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	65,978,691	50,000,000	44881H EZ 3

Debt classified by currency of issue				5,136,754,846

Debt classified by currency of repayment[d]				–

Total Long-term Debt				54,085,896,522

a)	If more than one issue date, the date of the first issue is indicated.

b)	Not redeemable unless otherwise specified.

c)	Translated at rates in effect at December 31, 2023 (U.S. Dollar: $1.32045).

d)	Takes into account swaps related to long-term debt (see Notes 12 and 14 to the 2023 Consolidated Financial Statements).

1)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.

2)	From January 16, 1999, to January 16, 2014, interest coupons of $3 million payable semi-annually. From January 16, 2024, to January 16, 2035, interest coupons of $5.525 million payable semi-annually.

3)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

4)	Maturing annually from January 16, 2025, to January 16, 2026, then maturing semi-annually from January 16, 2026, to July 16, 2035, in various payment amounts.

5)	No interest payment until February 15, 2030, exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.

6)

No interest payment until February 15, 2041, exclusive. From February 15, 2041, to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046, to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051, to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056, to February 15, 2059, interest coupons of $10 million payable annually.

7)	No interest payment until February 15, 2040, exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.

8)

No interest payment until February 15, 2050, exclusive. From February 15, 2050, to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053, to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056, to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

9)

Sinking fund debentures. As disclosed in the 2023 Consolidated Financial Statements, an amount of $74 million was reported under Short-term investments for this purpose and an amount of $646 million was reported under Other assets.

10)	The perpetual notes are redeemable at par at Hydro-Québec’s option.